Exhibit 99.1

ANNUAL INFORMATION FORM

March 31, 2009

Dundee Corporation
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Dundee Corporation
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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The Company’s public communications may include written or oral forward-looking statements.  Statements of this type are included in this annual information form (“AIF”) of the Company, and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. Securities laws.  Forward-looking statements may include, but are not limited to statements about anticipated future events including comments with respect to our objectives and priorities for 2009 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services industry generally.  The forward-looking information contained in this AIF is presented for the purpose of assisting our shareholders in understanding our business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the Risk Factors section of this AIF on page 36 and in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis which section is incorporated by reference herein.  Actual results may differ materially from the forward-looking statements contained in this AIF, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; our ability to create, attract and retain Assets under Management and Assets under Administration; risks relating to trading activities and investments; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; the maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of March 31, 2009.

Assumptions about the future performance of the Canadian and U.S. economies were material factors considered by management when setting the Company’s priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current credit crisis.

Forward-looking statements contained in this AIF are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward-looking statements.  As evidenced by the events of the past year and the recent credit crisis, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

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THE COMPANY–CORPORATE STRUCTURE

GENERAL

Dundee Corporation (formerly, Dundee Bancorp Inc.) (the “Company”) is a Canadian public asset management company dedicated to private wealth management, real estate and resources through a variety of activities and investments.  Certain of these activities are carried out directly through wholly or partially owned subsidiaries while others are undertaken through equity accounted or portfolio investment holdings.  The Company’s four financial reporting segments are as follows: (i) wealth management; (ii) real estate; (iii) resources; and (iv) other investments and corporate costs.  The Company’s other investment holdings include both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as mutual funds.

The registered and head office of the Company is located at Dundee Place, 1 Adelaide Street East, 28th Floor, Toronto, Ontario, M5C 2V9.  Dundee Corp. also has offices in Cayman Islands and Bermuda.  As of February 28, 2009, the Company had 33 employees.

Unless otherwise indicated, the information appearing in this AIF is stated as at December 31, 2008 and all amounts are in Canadian dollars unless otherwise indicated.

References in this AIF to:

•
“Assets under Administration” mean the approximate market value of client assets administered in respect of which Dundee Corp. earns commissions, trailer service fees or administrative and other similar fees.  Assets under Administration are not reflected on the Company’s balance sheet.  To the extent that Assets under Administration are managed by Dundee Corp., such assets may also be included in their respective Assets under Management;

•
“Assets under Management” mean the market value of client assets managed by Dundee Corp. on a discretionary basis in respect of which Dundee Corp. earns an investment management fee and, in certain cases, performance fees.  Assets under Management are not reflected on the Company’s balance sheet;

•	“Common Shares” means the class B common shares of the Company;

•
“Company” means Dundee Corporation (formerly, Dundee Bancorp Inc.), a Canadian public asset management company dedicated to private wealth management, real estate and resources through a variety of activities and investments;

•	“DCC Equities” means DCC Equities Limited;

•	“DundeeWealth” means DundeeWealth Inc. (formerly, Dundee Wealth Management Inc.), a Canadian public wealth management company, and the principal subsidiary of the Company;

•	“Dundee Corp.” means Dundee Corporation and its consolidated subsidiaries unless the context otherwise requires or indicates;

•	“Dundee Insurance” means Dundee Insurance Agency Ltd., a managing general agent;

•	“Dundee Mortgage” means Dundee Mortgage Services Inc., a mortgage broker;

•	“Dundee Private Investors” means Dundee Private Investors Inc., a mutual fund dealer;

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•	“Dundee Realty” means Dundee Realty Corporation;

•	“Dundee REIT” means Dundee Real Estate Investment Trust;

•	“Dundee Resources” means Dundee Resources Limited;

•	“Dundee Securities” means Dundee Securities Corporation, a securities dealer;

•	“DWM” means DWM Inc.;

•	“Dynamic Funds” means the Dynamic family of funds managed by GCICL;

•
“GCICL” means Goodman & Company, Investment Counsel Ltd., an investment management company and manager of various investment products, including Dynamic Funds, Portfolio Solutions and Other Investment Solutions;

•	“IIROC” means the Investment Industry Regulatory Organization of Canada;

•	“MFDA” means the Mutual Fund Dealers Association of Canada;

•	“Other Investment Solutions” means private client accounts, tax-assisted investment products and closed-end investment products;

•	“Portfolio Solutions” means the portfolio solutions managed by GCICL;

•	“Scotiabank” means The Bank of Nova Scotia; and

•	“Subordinate Voting Shares” means the class A subordinate voting shares of the Company.

INCORPORATION AND ORGANIZATION

The Company was incorporated under the laws of the Province of Ontario by articles of incorporation effective November 2, 1984.  The Company changed its name to Dundee Bancorp Inc. by articles of amendment effective July 26, 1991 and changed its name to its present form by articles of amendment effective December 14, 2004.  The Company’s current share capital structure was created by articles of amendment effective October 10, 1991, October 24, 1991, October 29, 1991, March 17, 1993 and June 22, 2006.  See “Description of Share Capital”.  The stated capital of the Company was reduced by articles of amendment effective August 4, 1992.  The Company was inactive prior to October 31, 1991, at which time it became a public company pursuant to articles of arrangement effective October 30, 1991.  The articles of amendment dated June 21, 2007 subdivided the Subordinate Voting Shares and Common Shares of the Company on a 3-for-1 basis, effective as of the close of business on July 6, 2007.

INTERCORPORATE RELATIONSHIPS

Principal Subsidiaries of the Company

The principal subsidiaries of the Company, the corresponding jurisdictions of incorporation and the Company’s percentage interest in such subsidiaries as of February 28, 2009 are set forth in the table below:

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Name	Percentage Interest held Directly or Indirectly by the Company	Jurisdiction of Incorporation/ Formation

DCC Equities Limited (1)	100%	Ontario
Dundee Capital Corporation (2)	100%	Ontario
Dundee Realty Corporation (3)	75%	British Columbia
DundeeWealth Inc. (4)	49.1%	Ontario

Notes:

(1)
A number of investments of the Company are held through DCC Equities.  1255895 Ontario Limited (“1255895”) and New
Venture Equity Limited (“New Venture”) own together 100% of the outstanding shares of DCC Equities.  1255895 holds 100 common shares and 2,236,188 Class A shares and New Venture holds 8,638 Class A shares.  The Company owns 100% of the shares of 1255895 and New Venture.

(2)	A number of investments of the Company are held through Dundee Capital Corporation. The Company holds 8,700 common shares of Dundee Capital Corporation.

(3)
The Company holds its interest in Dundee Realty directly and indirectly through 0764704 B.C. Ltd.  The Company holds shares representing 75% of the votes and equity of Dundee Realty, as well as various classes of preference shares.  See “Business of the Company - Real Estate”.

(4)
The Company’s interest in DundeeWealth is calculated assuming the conversion of the first preference shares, series X into common shares of DundeeWealth.  The Company owns, directly and indirectly, 69,490,415 common shares of DundeeWealth and 5,453,668 first preference shares, series X of DundeeWealth.  Dundee Corporation has voting control over 1,958,159 common shares of DundeeWealth that are held in escrow.  All of the outstanding special shares, series C, special shares, series D and special shares, series E of DundeeWealth are currently held in escrow and will be released from escrow and converted into common shares at various dates ending on September 3, 2009 initially on a one-for-one basis, subject to adjustment in certain circumstances.  While the special shares, series C, special shares, series D and special shares, series E are held in escrow, they will be voted in the same manner as the shares of DundeeWealth held by the Company are voted at all meetings of the shareholders of the Company.  Assuming the conversion of the first preference shares, series X, this represents a direct and indirect equity ownership of 49.1% and a direct and indirect or control over a 62.4% voting interest by the Company in DundeeWealth on a non-diluted basis.  For additional principal subsidiaries of the Company that are principal subsidiaries of DundeeWealth, see “Intercorporate Relationships - Principal Subsidiaries of DundeeWealth”.

Principal Subsidiaries of DundeeWealth

The Company’s most significant holding is its 49.1% interest in DundeeWealth.  The principal subsidiary of DundeeWealth is DWM, an Ontario holding company.  DundeeWealth carries on its business primarily through DWM and through the operating subsidiaries of DWM.  The following table sets forth the name and jurisdiction of incorporation of each of the principal subsidiaries of DundeeWealth and DWM as of February 28, 2009:

Name	Percentage Interest held Directly or Indirectly by DWM	Jurisdiction of Incorporation/ Formation

Dundee Private Investors Inc. (1)	100%	Ontario
Dundee Securities Corporation (2)	100%	Ontario
Goodman & Company, Investment Counsel Ltd. (3)	100%	Ontario

Notes:

(1)
Dundee Private Investors is licensed as a mutual fund dealer.  DPII Holding Corp., an Ontario company, owns 100%
of the outstanding common shares of Dundee Private Investors Inc.  DWM holds 100% of the shares of DPII Holding Corp.  See
“Business of the Company - Wealth Management”.

(2)
Dundee Securities is licensed as a securities dealer.  DSC Holding Corp., an Ontario company, owns 100% of the outstanding shares of Dundee Securities.  DWM holds 100% of the shares of DSC Holding Corp.  See “Business of the Company - Wealth
Management”.

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(3)
GCICL is licensed as an investment counsel/portfolio manager.  DMFL Holding Corp., an Ontario company, owns 100% of the outstanding shares of GCICL.  DWM holds 100% of the shares of DMFL Holding Corp.  See “Business of the Company -
Wealth Management”.

RECENT DEVELOPMENTS

RAVENSDEN ASSET MANAGEMENT INC.

In September 2008, Ravensden Asset Management Inc. (“Ravensden”), a registered Investment Counsel and Portfolio Manager in Ontario was acquired by the Company.  Ravensden provides investment advice directly and in a sub-advisory role to institutional and individual clients and investment funds.  Mr. Ned Goodman, President and Chief Executive Officer of the Company, is the President and Chief Executive Officer, and a portfolio manager of Ravensden.  Ravensden has entered into a sub-advisory agreement with GCICL pursuant to which Ravensden acts as a sub-advisor for certain funds managed by GCICL.

DUNDEEWEALTH SHARE PURCHASE

On January 18, 2008, the Company announced that it intended to purchase up to 5% of the then outstanding common shares of DundeeWealth through the facilities of the Toronto Stock Exchange.  In 2008, the Company purchased 5,279,000 common shares of DundeeWealth through the facilities of the Toronto Stock Exchange, representing approximately 4.5% of the outstanding common shares.

EUROGAS CORPORATION AND EUROGAS INTERNATIONAL INC.

Prior to August 5, 2008, Eurogas International Inc. ("Eurogas International") was a wholly-owned subsidiary of Eurogas Corporation (“Eurogas”).  On August 5, 2008, as part of a series of transactions, Eurogas reorganized its share capital in the course of which it exchanged all of the then existing outstanding common shares of Eurogas International for 32,150,000 Series A preference shares of Eurogas International, having an aggregate value equal to the fair market value of Eurogas International at that time, and 31,143,635 common shares of Eurogas International (the "Eurogas International common shares"), having an aggregate value of $1.00.  The Eurogas International common shares were then distributed, by way of dividend in kind, to the holders of record of common shares of Eurogas as at the close of business on August 5, 2008, such that each such holder of record received one Eurogas International common share for every five common shares of Eurogas held.  Shareholders did not receive shares or cash in lieu of fractional shares.  A certificate representing the Eurogas International common shares was deposited with Computershare Trust Company of Canada, as escrow agent, to be held as agent for the recipients of the dividend in kind until the qualification of a prospectus of Eurogas International in Canada.  On March 26, 2009, Eurogas International’s final prospectus was receipted by the securities regulatory authorities in Canada and the common shares were listed for trading on the Canadian National Stock Exchange (“CNSX”) under the symbol “EI“ on March 31, 2009.

RESTRUCTURING OF DUNDEEWEALTH’S ASSET BACKED COMMERCIAL PAPER INVESTMENTS

On December 11, 2008, the Pan-Canadian Investors Committee announced that an agreement in principle had been reached among various key participants in the proposed reorganization of certain non-bank sponsored asset backed commercial paper investments.  As part of the final agreement, the governments of Canada and Quebec, with participation by Ontario and Alberta, and certain other participants agreed to provide additional margin facilities and approved a moratorium on collateral calls to July 16, 2010.  The Superior Court of Ontario granted the plan implementation order on January 12, 2009 and the arrangement was certified by the Court on January 21, 2009 (the “ABCP Restructuring”).

Following approval of the ABCP Restructuring, DundeeWealth received the following replacement notes.  Approximately 71% of DundeeWealth’s original investment in asset backed commercial paper (“ABCP”)
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was replaced with senior Class A-1 and Class A-2 long-term floating rate notes.  These notes were assigned a rating of “A” by Dominion Bond Rating Service Limited (“DBRS”).  The notes have a legal maturity date that extends into 2056, although expectation is that these notes will be repaid earlier than their legal maturity.  DundeeWealth also received subordinated Class B and Class C long-term floating rate notes representing approximately 8% of the original ABCP investment.  Assets having uncertain credit quality were restructured on an individual transaction-by-transaction basis and DundeeWealth received long-term floating rate notes for these assets, which represented approximately 19% of the original investment.  DundeeWealth has no recourse to recover the remaining 2% of its ABCP portfolio.  See also “Risk Factors” below.

PURCHASE OF DUNDEE REIT UNITS

On December 24, 2008, Dundee Realty, a subsidiary of Dundee Corporation, acquired through a private agreement an additional 460,000 Dundee REIT Units Series B (“Series B Units”) of Dundee REIT.  The Series B Units were acquired at $8.35 per unit, for an aggregate purchase price of $3,841,000.  Following the transaction, Dundee Corporation, Dundee Realty and its affiliates held an aggregate 20.7% voting and equity interest in Dundee REIT.

BUSINESS STRATEGY

Dundee Corporation is a Canadian public asset management company dedicated to the private wealth management, real estate and resource sectors.  The Company’s strategy is to acquire, develop and/or manage high quality assets and businesses that generate the opportunity for sustained growth in these core sectors with the objective of achieving higher returns on invested capital, and by increasing management fees over the long term.  In each sector in which it operates, the Company executes its strategy both by taking direct and fiduciary ownership positions in various assets which will be managed on a proprietary basis, and by entering into arrangements for the management of third party assets.

The Company has chosen to focus on the wealth management, real estate and resource sectors as a result of its extensive experience in these businesses as conducted through its subsidiaries, including as of February 28, 2009:

•
DundeeWealth - its 49.1% owned investment management, financial advisory and capital markets business which became a public company in 1999 with approximately $49.9 billion in Assets under Management and Assets under Administration, and a network of more than 1,400 advisors.

•
Dundee Realty - its 75% owned real estate company operating in the real estate asset management business, with activities in the land and housing business in Canada and the United States and including its real estate management and advisory services business conducted through Dundee Real Estate Asset Management Limited Partnership (“DREAM”).  These activities are further supplemented by a portfolio of select income generating properties and by the Company’s 20.5% interest in Dundee REIT.

•
Dundee Resources - its wholly owned subsidiary, a technical advisor to, and manager of, its resource assets.  Operations in the resources sector are also carried out through the Company’s 53% interest in Eurogas which is involved in natural gas storage activities in Spain as well as the Company’s 53% interest in Eurogas International which carries out oil and gas exploration and development with interests in Tunisia.  The resource segment also includes various other portfolio holdings, including an approximate 20% interest in Dundee Precious Metals Inc. (“Dundee Precious”), 25% interest in Breakwater Resources Ltd. (“Breakwater”), 43% interest in Odyssey Resources Limited (“Odyssey”), 26% interest in Corona Gold Corporation (“Corona”), a 33% interest in Valdez Gold Inc. (“Valdez”) and 14% interest in Iberian Minerals Corp (“Iberian”).

•	The Company’s international wealth management segment includes the activities of The Garda

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Corporation and The Dundee Merchant Bank which are carried out through offices in Bermuda and the Cayman Islands, respectively.

The Company’s goal is to become a leading Canadian asset manager primarily by expanding its assets under management in each of its core sectors and by increasing opportunities to earn fee revenues through asset management activities.  Ravensden, as a registered investment counsel and portfolio manager, may provide, from time to time, investment advisory services to the Company and/or the Company’s subsidiaries in formulating investment policies and strategies and/or assist in the management of the Company’s assets within these core sectors.  Pursuant to a subadvisory agreement with GCICL, Ravensden provides discretionary investment management services in respect of certain mutual funds, hedge funds, closed end funds and Goodman Private Wealth Management accounts managed by GCICL.  As at February 28, 2009, an aggregate of $1.94 billion of Assets under Management was subadvised by Ravensden pursuant to such agreement.

Management believes that the Company is well positioned to capitalize on its expertise, reputation and relationships in the wealth management, real estate and resource sectors to drive asset gathering activities, and thereby create long term value for the Company’s shareholders.

A description of the businesses of the Company follows.  In addition to the information provided in this AIF, our subsidiaries and investee companies which are also reporting issuers have filed disclosure documents containing more detailed information relating to their operations, which documents are filed on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

The Company’s four reportable segments for financial reporting purposes are as follows: (i) wealth management; (ii) real estate; (iii) resources; and (iv) other investments and corporate costs.

WEALTH MANAGEMENT

In 1998, in order to more effectively compete in the financial services industry, the Company began the long-term strategic evolution of its core investment management business, carried on since beginning as an investment club in 1957, into an integrated wealth management business combining product development, investment management and distribution.  The Company’s financial services operations were well positioned for this transformation, having established an investment management business in 1991 and a financial planning business and a niche institutional research oriented brokerage firm in 1993.  The Company created DundeeWealth in 1998 and, since then, DundeeWealth has been actively pursuing its stated strategy of being an integrated wealth management company.

Since its creation, DundeeWealth has expanded its investment management and advisory businesses through strategic acquisitions, internal growth from net sales of mutual funds and other managed investment products and market appreciation.  Through a series of acquisitions from December 1998 to December 31, 2008, DundeeWealth expanded its investment management, advisory and brokerage business.  In 2007 and 2008, the Company further extended its investment management and distribution platform by acquiring:

•	In June 2007, DundeeWealth S.A. (formerly, VMR Fund Management S.A.), a Luxembourg fund management company with assets under management of approximately $69 million;

•	In July 2008, 60% ownership of Aurion Capital Management Inc., a Toronto based institutional money manager with more than $4.5 billion in assets under management; and

•	In July 2008, 89% ownership of DundeeWealth US, LP (formerly, BHR Fund Advisors, L.P.) a U.S. based mutual fund manager and distribution platform founded in 2006.

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As of February 28, 2009, DundeeWealth oversees approximately $49.9 billion in fee earning assets.  A significant portion of the Company’s revenues are derived from its 49.1% interest in DundeeWealth.

DundeeWealth has three main businesses: (i) investment management; (ii) financial advisory; and (iii) capital markets, comprised of institutional sales and trading, investment banking and investment research.  DundeeWealth has embarked on a plan for the integration of its investment management, manufacturing and distribution activities, the re-alignment of its capital markets division and the unification of its back office support service in order to enhance service levels and achieve greater efficiency in delivery and costs.  In line with this strategic direction, in December 2008 Dundee Wealth sold its Quebec based mutual fund dealer and insurance distribution operations to Industrial Alliance Insurance and Financial Services Inc.

Investment Management

DundeeWealth’s investment management business consists of creating, managing, packaging and administering investment portfolios and providing internal and third-party management and advisory services.  Revenues are derived primarily from management and performance fees charged for the management of investment products (including mutual funds, pooled funds and closed-end funds, third-party assets, tax-assisted investment products and private and institutional client accounts) and, accordingly, are primarily influenced by assets under management.

Investment Products and Services

DundeeWealth, through GCICL, has responded to changing investor needs and attitudes by introducing investment products and services in addition to traditional mutual funds, including private client accounts, portfolio solutions, tax-assisted investment products, closed-end investment products and alternative investment products.  GCICL has created and is managing and administering, among others, the following investment products and services:

•
Dynamic Funds™ which are publicly offered mutual funds that cover a broad range of asset classes (equity, fixed income, balanced, specialty), investment disciplines (value, growth, focus) and geographic focuses (Canadian, U.S., European, International).

•	Private Client Accounts including high net worth client accounts which are managed on a segregated, discretionary basis through Goodman Private Wealth Management, a division of GCICL.

•
Portfolio Solutions which allow investors to invest in a specific portfolio of investments designed to achieve strategic asset allocation with multi-layered diversification and enhanced quarterly investor reporting, including Dynamic Strategic Portfolios™, DynamicEdge Portfolios™ and Marquis Investment Program™.

•
Tax-assisted Investment Products which allow investors to participate in tax-assisted investments which facilitate the allocation and utilization of income tax deductible expenses by the investors, including the flow-through limited partnerships of CMP™ and Canada Dominion Resources which invest in a diversified portfolio of flow-through shares of resource companies.

•
Closed-end Funds, the securities of which are traded on an exchange and the portfolios of which are designed to invest in one or more sectors and asset categories, including income trusts, energy trusts, public and private equities, dividend paying equities and high yield debt securities.  GCICL manages a number of investment products such as CMP Gold Trust, DPF India Opportunities Fund and the diversiFunds™.

•
Alternative Investment Products which permit investors to diversify into varying investment strategies, such as short-selling, swaps and leveraging, that are not permitted for traditional mutual funds, and

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•
which include a number of privately offered hedge funds such as, Dynamic Alpha Performance Fund™, Dynamic Alternative Opportunities Fund™, Dynamic Contrarian Fund™, Dynamic Focus+ Alternative Fund™, Dynamic Income Opportunities Fund™, Dynamic Power Emerging Markets Fund™, Dynamic Power Hedge Fund™, Dynamic Strategic Value Fund™, Goodman Private Diversified Bond Pool™ and Goodman Private Core Equity Pool™.

Investment Management and Advisory Services

Investment management and advisory services are provided through DundeeWealth:

•
The GCICL investment management division, comprised of 14 portfolio managers and several analysts, provides investment management services in respect of managed investment products as well as certain third-party investment products.  GCICL follows various investment strategies as detailed in publically filed disclosure documents filed on SEDAR in respect of each fund.

•
Goodman Private Wealth Management™, a division of GCICL, manages and services high net worth private client investment accounts, including accounts of individuals, taxable foundations, estates, institutions and personal trusts through comprehensive, personalized investment advice.

•
DundeeWealth S.A.™, a wholly owned indirect subsidiary of GCICL, is a Luxembourg based management company that offers UCITS III investment funds to retail and institutional European investors.  DundeeWealth S.A. is the distributor of the Dynamic Investment Fund, a Société d'Investissement À Capital Variable, which is an open-ended investment fund offering six sub-fund categories to institutional investors in European member states and is registered for retail sales in Luxembourg, the United Kingdom and France.  GCICL is the manager of the Dynamic Investment Fund.

•
Aurion Capital Management Inc., a majority owned subsidiary of DundeeWealth and an affiliate of GCICL, is a registered Investment Counsel and Portfolio Manager and Limited Market Dealer in certain jurisdictions in Canada, including Ontario, that provides investment counselling services to primarily an institutional client base specializing in Canadian equities, fixed income (core and corporate portfolios), real estate, foreign equities and alternatives.

•
DundeeWealth US™, a majority owned limited partnership of DundeeWealth, is a U.S. based registered Investment Advisor with the U.S. Securities and Exchange Commission that acts as investment manager and distributor for institutional funds.

•
Goodman & Company N.Y. Ltd., a wholly-owned subsidiary of GCICL, is a registered Investment Advisor with the U.S. Securities and Exchange Commission that provides investment advisory and investment management services to investors in the United States.  Such investors include high net worth and institutional clients, personal holding corporations, estates, investment funds and trusts.

Management of Dynamic Funds, Portfolio Solutions and Other Investment Solutions

GCICL’s core business activity is to: (i) manage or arrange for the management of and market investment portfolios; (ii) manage the overall business of the funds, including providing fund accounting and administration services and promoting the sales of the securities of the funds managed by GCICL; (iii) distribute the securities of the funds to the public through authorized distributors and dealers; (iv) carry out research and select investment opportunities for the funds; and (v) record the owners of securities of the funds, except where the transfer/registrar agency services are provided by Computershare, transfer redemption orders, issue investor account statements and issue annual tax reporting information for the funds. A substantial portion of the revenues of DundeeWealth’s investment management business is derived from the services provided by GCICL to the funds.

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Pursuant to a management agreement with each of the Dynamic Funds, the Portfolio Solutions and the Other Investment Solutions, each entity pays a monthly or quarterly management fee to GCICL for management and distribution services provided to it by GCICL based on a specified percentage of the net asset value of the applicable fund.  Such management fees are comparable to the management fees charged by GCICL’s competitors within the investment fund industry and can range from 0.50% to a maximum of 3.0% per annum of the net asset value of the applicable fund.  The net asset value of a fund depends primarily on the level of its net assets and the market value of its portfolio investments.  In addition, certain Dynamic Funds and Other Investment Solutions pay a performance fee to GCICL when such funds out perform applicable benchmarks.  The performance fees payable by the Dynamic Funds can range from 1% to a maximum of 3% of the net asset value of the fund.  For certain Other Investment Solutions, the performance fee can be up to 20% of the amount by which the fund’s performance exceeds its applicable benchmark.  Management fees and performance fees may be increased only with the prior approval of securityholders of the applicable funds.

In general, each investment fund managed by GCICL is responsible for its own administrative and operating expenses including, without limitation, audit and legal fees, registry and transfer agency fees, custodian fees, portfolio and investment costs, expenses of communication with securityholders, all costs imposed by statute or regulation, and applicable taxes.  From time to time, however, GCICL may absorb a portion of these expenses.

Certain Dynamic Funds, Portfolio Solutions and Other Investment Solutions are subject to investment sub-advisory agreements pursuant to which outside investment advisory firms have been retained to provide advice relating to all or a portion of the investment portfolios.  These investment advisory firms receive a fee based on a percentage of the net asset value of the portion of the fund to which such firm provides advice and may receive a percentage of the performance fee earned, where applicable.  These fees are paid to the investment advisory firms by GCICL from the compensation that GCICL receives as manager of the applicable funds.  In addition, Ravensden acts as a sub-advisor for certain funds managed by GCICL.

Distribution of Dynamic Funds, Portfolio Solutions and Other Investment Solutions

DundeeWealth’s investment management business employs a multi-channel strategy designed to achieve a broad distribution of Dynamic Funds, Portfolio Solutions and Other Investment Solutions.  Dynamic Funds, Portfolio Solutions and Other Investment Solutions are distributed through approximately 33,000 financial advisors located across Canada and, in respect of closed-end investment products, investment dealer syndicates.

As permitted under applicable securities laws and certain industry guidelines, GCICL provides a range of marketing support programs to assist financial advisors in their efforts to market DundeeWealth’s investment products, including providing research materials on Dynamic Funds and Portfolio Solutions and marketing materials generally describing the benefits of mutual fund investing.  GCICL organizes educational conferences and seminars for financial advisors and, in compliance with regulatory requirements, may share with registered dealers and brokers the cost of advertising and marketing activities, including investor conferences and seminars.  GCICL believes that its partnership-like relationship with independent financial advisors assists such financial advisors by improving their time with clients and provides them with the opportunity to learn more about giving sound financial advice.  Such programs may be discontinued or modified at any time without notice.

Board of Governors and Independent Review Committee

GCICL has sought to provide the securityholders of investment funds managed by GCICL, with an independent governance body (the "Board of Governors”) for over twelve years.  The original members of the Board of Governors were appointed by GCICL while new members are appointed on the approval of the Board of Governors.  The Board of Governors is composed of seven members, the majority of whom are independent from the Company and its subsidiaries.  The function of the Board of Governors is to

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represent the interests of the securityholders of the investment funds managed by GCICL and to act in an advisory capacity to GCICL.  This responsibility is expressed in the Board of Governors' mission and mandate.  In carrying out its mandate effectively and assisting in the decision making process, the Board of Governors has formed the following three committees:  the Audit Committee, the Fund Review Committee and the Governance Committee.

In addition, on November 1, 2007, GCICL established an independent review committee (“IRC”) for the investment funds managed by GCICL which deals with conflict of interest matters presented to it by GCICL in accordance with National Instrument 81-107 – Independent Review Committee for Investment Funds.  The IRC will provide its recommendations or approvals, as required, to GCICL with a view to the best interests of the funds.  The IRC is currently comprised of the following five members, all of whom are independent of the Company and its subsidiaries: Mr. Brahm Gelfand (Chairman), Mr. Alain Benedetti, Mr. Richard Crowe, Mr. Ronald Singer and Mr. Frank White.

Financial Advisory

DundeeWealth’s financial advisory business encompasses the advisors of Dundee Securities, Dundee Private Investors, Dundee Insurance and Dundee Mortgage, all operating under the Dundee Wealth Management brand.  The following is a breakdown of advisors and branches which are operating under the Dundee Wealth Management brand as of February 28, 2009(1):

IIROC Advisors	552
MFDA Advisors	682
Insurance-only Agents	172
	1,406

IIROC Branches and Sub-Branches	228
MFDA Branches and Sub-Branches	313
	541	(2)

Notes:

(1)	The majority of the branches are independent businesses owned and operated by advisors under the Dundee Wealth Management brand.

(2)	This number includes 537 independent branches and sub-branches of DundeeWealth’s financial advisory network.

DundeeWealth’s financial advisory business is a network of full service, independent financial planning and investment professionals, who provide a wide range of wealth management products and services to individuals and businesses across Canada.  DundeeWealth’s open architecture approach provides investment products created by third party entities as well as by the investment management business of DundeeWealth.  Revenues are primarily derived from commissions, advisory fees, transaction fees and administration fees relating to the sale of investment, insurance and lending products.

DundeeWealth provides a flexible infrastructure for advisors to work within a full service securities platform, a mutual fund dealer platform or an insurance sales platform as either employees or independent agents.  DundeeWealth’s flexibility is attractive to a wide variety of advisors.

DundeeWealth executes its strategy, in part, by providing access to high quality products, training and management tools to its advisors and clients.  Both its MFDA and IIROC member firms share a common back office infrastructure and technology that provides comprehensive reporting and administrative capabilities.

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Capital Markets

The capital markets business of DundeeWealth is conducted through Dundee Securities and operates under the Dundee Capital Markets brand.  The principal activities included in this business unit are investment banking, institutional equities sales and trading, and investment research.  It also includes proprietary equity trading as well as retail fixed income and foreign exchange activities, the latter two principally designed to service DundeeWealth’s financial advisory and asset management businesses.  In 2008, Dundee Capital Markets realigned its principal focus in core sectors.  Opportunities in other sectors will be explored where merited as a result of existing relationships, changing market conditions and other factors but resources, including financial and intellectual capital, will be concentrated in these core sectors.  Employee numbers provided below for Dundee Capital Markets are as of February 28, 2009.

Investment Banking

DundeeWealth's investment banking group provides a variety of financial services, including underwriting the sale of securities to the public, private placements of securities and advisory services related to mergers and acquisitions, divestitures, restructurings and stock exchange listings.  The investment banking group has technical expertise and specialized capabilities in its core sectors.  In the last few years the investment banking group has continued to increase its presence in Canada's investment community with respect to its participation in both the number of transactions and in its general participation level within underwriting syndicates.  The investment banking and equity capital markets group currently employs 25 professionals located in Toronto, Montreal, Calgary and Vancouver.

Institutional Equities Sales and Trading

The primary focus of the institutional equities sales and trading group is the selling, purchasing and trading of equity and equity-related securities on behalf of institutional clients, including mutual funds, hedge funds, pension funds, banks and insurance companies, generally involving large blocks of listed and over-the-counter equities.  These transactions are typically handled on an agency basis, but Dundee Securities may, from time to time, take long or short positions as principal to facilitate client trading.  Dundee Securities utilizes its own capital for principal trading, both for its own account as well as to improve liquidity and facilitate client transactions.

The institutional sales and trading group is comprised of 16 institutional traders, 9 institutional sales professionals and 17 professional traders located in Toronto, Montreal, Calgary and Vancouver representing Dundee Securities on all Canadian stock exchanges.  The institutional sales and trading group works closely with the investment banking and the research groups to meet the needs of institutional investors in creating and effecting equity based capital markets transactions.  Additionally, Dundee Securities has a proprietary equity trading team which is comprised of 3 professionals, based in Toronto.  This team trades a proprietary account for Dundee Securities in the equities markets.

Investment Research

The research group provides individual investors and institutional clients with reports and opinions covering a number of industry sectors and specific companies to assist in the making of investment decisions.  The Dundee Securities research group has a total of 31 professionals including 14 research analysts and 17 research associates providing research coverage on approximately 145 specific companies with a principal focus on its core sectors.

Other

Dundee Capital Markets operations also include a retail fixed income operation comprised of 5 individuals which provides fixed income product to our financial advisory network and foreign exchange operations

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comprised of 2 individuals who provide foreign exchange services to our financial advisory network and to other parts of the DundeeWealth business.

REAL ESTATE

Dundee Corp.’s real estate activities consist of: (i) the operations of its 75% owned subsidiary, Dundee Realty; and (ii) as at February 28, 2009 the Company’s approximate 20.5% interest in Dundee REIT.  As of February 28, 2009, Dundee Realty had 179 employees.

Dundee Realty

Dundee Realty is involved in a wide spectrum of activities in the real estate sector including acquisition, sale, and development of commercial and residential real estate.  Immediately following the GE Transaction (as described below), Dundee Realty also established an asset management and advisory services business, DREAM through which it provides third party asset management and advisory services in the real estate sector including sourcing, acquiring and management of commercial and residential real estate.  As of March 31, 2009, DREAM manages real estate assets in excess of $3 billion on behalf of all of its clients.

Land, Housing and Condominiums

At December 31, 2008, Dundee Realty owned land held for development with a cost of $160.0 million and land under development with a cost of $125.3 million.  The majority of these land holdings are located in Calgary, Edmonton, Saskatoon and Regina.

Dundee Realty is also engaged in developing urban intensification projects in Toronto and Calgary, and resort development projects in Colorado and California.  In 2008, Dundee Realty continued to develop its inventory of housing and condominiums.  Housing and condominiums inventory decreased 23% mainly due to the revenue recognition related to the Pure Spirit condominium and Dundee Realty incurred development costs of $117.2 million during the year.  At December 31, 2008, major projects included the development of the Pure Spirit and Clear Spirit Condominium towers in downtown Toronto.

During 2008:

•
Construction continued on the 383-unit Pure Spirit condominium at The Distillery Historic District in Toronto and was 95% complete at year end. The southeast corner project, a phased 672-unit two-tower condominium development project on the Distillery site is progressing, with planning reviews and development parameters having been completed.  At December 31, 2008, 83% of the units of the Clear Spirit tower had been pre-sold.  Construction on the 35-storey Clear Spirit tower is expected to commence in June 2009, with closings scheduled for 2012.

•	The markets in Saskatoon and Regina continued to exhibit reasonable demand for housing, with 229 units sold in 2008;

•
Construction continued on the Base Camp One project, a 64-unit flagship residential lodge in a prime ski in/ski out location at the Sol Vista ski area located in Granby, Colorado.  To date, 52% of the units have been pre-sold and the project is on schedule for completion in 2009;

•
Through its 20% interest in Firelight Infrastructure Fund, invested $6.0 million in the Dalhousie Mountain windmill project in Nova Scotia.  The investment was effected by converting loans and fees receivable previously provided to Dalhousie Mountain into an equity investment.  The investment was used to fund pre-delivery deposits for wind turbines and site preparation costs;

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•
Dundee Realty entered into a joint venture in respect of three adjacent properties in east Toronto for an aggregate cost of $0.9 million.  The properties are currently earning rental income but the site will be used for condominium development in the future;

•
Dundee Realty invested $2.6 million in capital improvements at Arapahoe Basin in Colorado, mainly related to parking expansion and constructing a pedestrian tunnel to meet increased skier demand as a result of the Montezuma Bowl expansion.  Dundee Realty also incurred $0.3 million for capital improvements at the Bear Valley property in California, and

•	The sale of the remaining 21 condominium units at the Princeton project in Calgary was realized.

Prior Restructuring of Dundee Realty

The Company completed its acquisition of Dundee Realty in 2003 pursuant to a plan of arrangement.  In accordance with the plan, the commercial real estate business of Dundee Realty was organized into a publicly traded real estate investment trust, Dundee REIT, and Dundee Realty became a subsidiary of the Company.

In June 2006, the Company and the non-controlling shareholder of Dundee Realty restructured their holdings in Dundee Realty, pursuant to which, among other matters, the Company exchanged a portion of the common shares of Dundee Realty held by it for redeemable preferred shares of Dundee Realty.  Concurrently, the non-controlling shareholder exercised options to acquire additional common shares of Dundee Realty.  Following these transactions, the Company’s interest in Dundee Realty was diluted from 86.4% to 78.3%.

The Company further restructured its investment in Dundee Realty in July 2006 by transferring the indirect equity interest in Dundee REIT held by Dundee Realty to certain newly created wholly owned subsidiaries of the Company.  This involved: (a) the continuance of Dundee Realty under the laws of British Columbia; (b) the exchange of part of the Company’s common share holdings of Dundee Realty for redeemable preference shares, and the exercise of options by the minority shareholder (resulting in the Company’s voting and equity interest being reduced to 75%); and (c) the transfer from Dundee Realty to the Company’s new subsidiaries of approximately 8.3 million units of Dundee Properties Limited Partnership (“DPLP”) (each such unit being convertible into units of Dundee REIT at the Company’s option) and 0.7 million units of Dundee REIT (“Dundee REIT Units”).  In addition, the minority shareholder of Dundee Realty was granted an option, through the issuance of a class of Dundee Realty shares, which enables the minority shareholder to acquire additional shares of Dundee Realty over a six-year period commencing in 2007 at a cost of approximately $10.7 million.  If exercised, the shares issued on exercise of the option will increase the minority shareholder’s voting and equity interest in Dundee Realty from 25% at present to 30%, and correspondingly reduce the Company’s voting and equity interest to 70%.  The option vests in equal instalments over the six-year period and is subject to the minority shareholder remaining an employee of Dundee Realty.  In connection with the reorganization, the Company also extended certain loans to Dundee Realty.  See “Relationship Between the Company and Certain Related Parties - Dundee Realty”.

As of February 28, 2009, the Company holds shares representing 75% of the votes and equity of Dundee Realty, as well as various classes of preference shares directly and indirectly through 0764704 B.C. Ltd.

Dundee REIT (TSX: D.UN)

Dundee REIT is an unincorporated, open-ended real estate investment trust and provides high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office properties as well as industrial and prestige industrial properties.  As of December 31, 2008, Dundee REIT’s office and industrial portfolio consisted of approximately 6.6 million square feet of gross leasable area, concentrated in Western Canada, primarily in Calgary as well as in Vancouver,

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Edmonton, Saskatoon, Regina, Yellowknife and Toronto.  Through DMLP, Dundee REIT currently provides property management services to its tenants and other businesses.

At February 28, 2009, the Company’s interest in Dundee REIT was approximately 20.5% and was held through its interest in Dundee Realty and certain wholly owned subsidiaries of the Company that own limited partnership units of DPLP (which holds all of the rental properties of Dundee REIT and Dundee REIT Units).  The limited partnership units held indirectly by the Company are not publicly traded and are exchangeable into Dundee REIT Units at any time.  Dundee REIT Units are traded on the Toronto Stock Exchange.

The Company, through its subsidiaries holds a corresponding voting interest in Dundee REIT by virtue of its holdings of special trust units issued to the holders of the Class B, Series 1 limited partnership units of DPLP.  Pursuant to Dundee REIT’s declaration of trust, the Company has the right to appoint up to one less than a majority of the trustees, provided that the Company and its affiliates continue to beneficially own, in the aggregate, at least 2,000,000 Dundee REIT Units (or securities exchangeable into Dundee REIT Units).  The declaration of trust also provides the Company with pre-emptive rights on the issuance of Dundee REIT Units or any securities convertible into or exchangeable for Dundee REIT Units to maintain its proportionate interest in Dundee REIT.

Sale of Portfolio Assets of Dundee REIT to GE Real Estate

On August 24, 2007, Dundee REIT completed the sale of certain properties (the “Eastern Portfolio”) to GE for aggregate consideration of $2.3 billion (the “GE Transaction”).  Dundee REIT continues to own a portfolio of office and industrial properties, primarily in Western Canada (the “Western Portfolio”).  On closing, Dundee REIT received cash of approximately $1.5 billion, which was utilized to redeem approximately 29.9 million Dundee REIT Units.  In connection with the GE Transaction, GE acquired approximately 3.5 million Dundee REIT Units for $47.50 per Dundee REIT Unit, giving GE an approximate 16% interest in Dundee REIT.

The Company elected to redeem 58% of its interest pursuant to the GE Transaction.  As a result of the transaction, the Company’s interest in Dundee REIT increased from approximately 16% immediately prior to the transaction to approximately 18% at such time.

RESOURCES

The Company’s resource activities are carried out primarily through its wholly owned subsidiary, Dundee Resources.  Operations in the resources sector are also carried out through the Company’s 53% interest in Eurogas which is involved in natural gas storage activities in Spain as well as the Company’s 53% interest in Eurogas International which carries out oil and gas exploration and development with interests in Tunisia.  The resource segment also includes various other portfolio holdings, including an approximate 20% interest in Dundee Precious, 25% interest in Breakwater, 43% interest in Odyssey, 26% interest in Corona, a 33% interest in Valdez and 14% interest in Iberian.

Currently, operating results from the Company’s resource operations are derived primarily from its equity investments as Eurogas and Eurogas International are developing energy projects that are not yet operational.  As of February 28, 2009, Dundee Resources had 10 employees.

Eurogas (TSX VENTURE: EUG)

Eurogas is an independent oil and gas exploration and development company engaged directly in the development of a major underground natural gas storage facility off the east coast of Spain.

Eurogas’s 73.7% owned subsidiary, Castor UGS Limited Partnership (“CLP”), holds a 33% interest in the Castor Exploration Permit through its investment in Escal UGS S.L. (“Escal”), giving Eurogas an effective

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interest of 24.6% in the Castor UGS Project.  The Castor Exploration Permit covers the abandoned Amposta Oilfield, which will be utilized by Escal for its underground gas storage project (“Castor UGS Project”).

Business Reorganization of Escal

On December 20, 2007, CLP entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) and Enagas, S.A. (the “ACS Transaction”) pursuant to which Escal issued shares to ACS for cash proceeds of $5.1 million such that ACS increased its ownership in Escal from 5% to 66.67%, reducing CLP’s interest to 33.33% from 95%.  The completion of the ACS Transaction was conditional on receipt of the Castor UGS Project development concession that was received on May 16, 2008.

Under the terms of the ACS Transaction, ACS agreed that it would repay to CLP most of the amounts it previously invested in the Castor UGS Project.  As at December 31, 2008, CLP had received $41.1 million pursuant to this agreement.  Subsequent to December 31, 2008, CLP received a further payment in the amount of $2.3 million, which is the full amount CLP expects to receive at this time.  CLP may receive further amounts up to a maximum of $4.1 million, at a future date, should some or all of the expenditures associated with those investments be recognized for remuneration within the Castor UGS Project.

In 2007, Eurogas had funded the CLP non-controlling limited partners’ portion of a $28 million cash call in respect of the funding of the Castor UGS Project prior to the ACS Transaction, by way of demand secured promissory notes receivable with a value of $7.4 million.  The notes were secured by a pledge of each of the respective partners’ interests in CLP.  During 2008, and following receipt of proceeds pursuant to the ACS Transaction, CLP completed a cash distribution to all of its limited partners in an amount sufficient to repay amounts previously outstanding pursuant to these demand secured notes receivable and the demand secured notes receivable were cancelled.

Eurogas Rights Offering

On April 25, 2008, Eurogas completed a rights offering.  Under the offering one right was issued for each common share outstanding and four rights entitled the holder to purchase one additional common share of Eurogas at $0.97 per common share.  The Company exercised all of its rights under its basic subscription right and subscribed for 15,807,760 common shares.  Total gross proceeds of the offering were approximately $29.6 million, net of associated expenses, or total gross proceeds to Eurogas were $30,209,379.

At February 28, 2009, the Company owned, directly and indirectly, 83,134,138 common shares of Eurogas, representing approximately a 53% ownership interest in Eurogas.

Eurogas International (CNSX:EI)

Eurogas International is an independent oil and gas company engaged in exploration and drilling on its extensive landholdings offshore Tunisia, targeting large scale oil and gas reserves.  Eurogas International holds a 22.5% interest and is the non-operating partner of the Sfax Offshore Permit located in the shallow waters in the Gulf of Gabes, offshore Tunisia and southeast of the city of Sfax.

Business Reorganization of Eurogas International Inc.

On August 5, 2008, Eurogas completed a restructuring plan that distributed 100% of its common share interest in Eurogas International as a dividend-in-kind to shareholders of Eurogas (the “Restructuring”), such that each shareholder of Eurogas received one newly issued common share of Eurogas International for every five shares of Eurogas held.  The newly issued common shares of Eurogas

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International distributed were placed in escrow for the benefit of shareholders of Eurogas, pending a public listing of Eurogas International common shares.

Prior to the Restructuring, Eurogas exchanged its previous interest in the common shares of Eurogas International for 32,150,000 newly issued Series A Preference Shares and 31,143,635 newly issued common shares of Eurogas International that were then distributed.  Eurogas continues to hold the Series A Preference Shares which pay a fixed preferential cumulative dividend of 4% per annum and have a redemption value of $32.1 million.  On March 27, 2009 the CNSX approved the listing of the Eurogas International common shares.

Agreement with Delta Hydrocarbons B.V.

On April 8, 2008, Eurogas International and Atlas Petroleum Exploration Worldwide Ltd. (“APEX”) announced that they had entered into a series of agreements (the “Delta Agreements”) with Amsterdam based Delta Hydrocarbons B.V. (“Delta”) whereby Delta acquired a 50% interest in the Sfax Permit and the Ras El Besh Concession (the “Joint Venture”) and a 50% interest in Innovative Production Services, Ltd. (“IPS”) in exchange for the expenditure by Delta of an aggregate of US$125 million.  Delta’s required spending included a cash payment to Eurogas International and APEX and funding Delta’s, as well as Eurogas International’s and APEX’s share of future Joint Venture and IPS expenditures, including future drilling, exploration and development costs and the acquisition of facilities as and when required  to  a maximum of US$125 million (the “Umbrella Agreement”).  The Umbrella Agreement provides for the payment of US$80 million towards the Joint Venture work program and US$45 million towards activities of IPS.  Spending may be redirected to either program, with the consent of all Joint Venture partners.  If Delta does not fulfill its spending commitment, the 50% participating interest that was assigned to Delta is subject to reversal and Eurogas International’s and APEX’s interest in the Joint Venture and IPS will revert to 45% and 55%, respectively.   The agreement received all regulatory approvals.

The 2009 work program and a US$12.8 million budget on the Joint Venture have been approved, subject to technical agreement between the Joint Venture partners.  The budget also includes US$1 million to acquire onshore lands from which the Salloum appraisal well could be drilled.  IPS plans to spend additional funds to renovate and upgrade an oil and production platform that it originally acquired for US$2.4 million and then transport it to Tunisia.  It is estimated that the total cost to IPS for purchasing and upgrading the platform would be approximately US$18 million, with a total of US$14.1 million having been spent to February 2009.

Recent Developments

To date, Delta has expended a total of US$109.8 million, including US$79.2 million on the work program and US$30.6 million on the IPS Program.  Of this amount, approximately US$11.2 million was paid to Eurogas International, representing reimbursement of previously incurred costs.

On January 27, 2009, Delta notified Eurogas International and APEX of its desire to market its participating interest under these farmout arrangements.  Under the terms of the joint operating agreement, Eurogas International has a right of first offer, and together with APEX, responded with a settlement offer on February 26, 2009.  Discussions are underway between the Joint Venture partners.  Depending on the outcome of the discussions, Delta’s interest in the Joint Venture may be reversed and Eurogas International’s interest in the Joint Venture and IPS may revert to 45%.  If reversed, Eurogas International would be responsible for 45% of future expenditures, including expenditures related to the 2009 work program, IPS activities, and reclamation costs.

Upon completion of drilling and testing the REB-3 well, the Joint Venture partners requested and received approval from the Tunisian government to temporarily suspend the well and release the drilling rig, both of which were done.  Agreement by the Tunisian government was subject to the re-interpretation and

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remapping of seismic data.  The well must be abandoned or re-entered by April 23, 2009.  The operator is planning to request an extension from the Tunisian government to complete the seismic work after which the Joint Venture partners will decide to either re-enter or abandon the well.  In the event of abandonment, the estimated aggregate cost to the Joint Venture is estimated at between US$6 million to US$10 million.  If the decision is made to abandon the well, the Joint Venture partners may have to adjust the 2009 work program and budget accordingly.

Expiry of Farmout Option Agreement with Anadarko Petroleum Corporation (“Anadarko”)

Eurogas International and APEX had entered into a farmout option agreement with Anadarko in May 2006 pursuant to which Anadarko acquired a 520 km2 3-D seismic survey for $15.5 million.  Anadarko did not elect to proceed under the terms of the farmout option agreement by April 1, 2008 and accordingly, forfeited all rights to conduct work or receive any interest in the farmout areas.

At February 28, 2009, the Company owned, directly and indirectly, 16,813,691 common shares of Eurogas International, representing approximately a 53% ownership interest in Eurogas International.

Dundee Precious (TSX: DPM)

Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals.  In 2003, it acquired certain Bulgarian mining assets and following the approval of its shareholders on April 15, 2004, transformed itself into an operating gold mining company.  Dundee Precious’ business objectives are to identify, acquire, finance, develop and operate low-cost, long-life mining properties.

The Company’s operating interests include 100% ownership of Chelopech Mining EAD (“Chelopech”) a gold, copper, silver concentrates producer, owner of the Chelopech mine located approximately 70 Kilometres east of Sofia, Bulgaria and a 95% interest in Vatrin Investment Limited (“Vatrin”), a private entity which holds 100% of Deno Gold Mining Company CJSC (“Deno Gold”), its principal asset being the Kapan mine, a gold, copper, zinc, silver concentrates producer located about 320 kilometres south east of the capital city of Yerevan in southern Armenia.  Dundee Precious’ interest also include a 100% interest in the Krumovgrad development stage gold property located in south eastern Bulgaria, near the town of Krumovgrad, through its wholly owned subsidiary, Balkan Mineral and Mining EAD (“BMM”) and three significant exploration and exploration concessions in one of the larger gold-copper-silver mining regions in Serbia.

In response to adverse economic conditions, Dundee Precious announced that steps were being taken to reduce, eliminate and/or defer all non-critical expenditures and to potentially dispose of certain of its exploration assets.  While operations in the Chelopech mining facilities will continue their normal course, Dundee Precious temporarily suspended operations at Deno Gold in November 2008.  Dundee Precious also ceased all exploration and drilling activities on its Armenian and Serbian properties and at its Back River project in the fourth quarter of 2008.

Bulgaria

Operations at the Chelopech mining facilities are continuing their normal course.  Steps have been taken to reduce, eliminate and/or defer non-critical expenditures.  The Chelopech concentrate sales contract with Namibian Customs Smelters (“NCS”) was extended to 2013, giving Chelopech the right to sell up to 120,000 tonnes of concentrate per year to NCS for the years 2011, 2012 and 2013 and to reduce concentrate sales on 12 months’ notice to allow for the start-up of the metals processing facility (“Facility”) in Bulgaria.  This arrangement provides Dundee Precious with assurances regarding the processing of its

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concentrate while it finalizes its plans for the construction and start-up of the Chelopech expansion project.

Following the approval of the Chelopech environmental impact assessment (“EIA”) by the Bulgarian Minister of Environment and Water (“MoEW”) in July 2008, Dundee Precious began the process of obtaining the necessary construction and operating permits to expand the Chelopech project to, among other things, increase mine production capacity to two million tonnes of ore per year (the permit allows for an expansion of up to three million tonnes per year) and the construction of the Facility.  Pursuant to a Memorandum of Understanding (“MOU”) with the Bulgarian Government signed in July 2008, the Bulgarian Government will own a 25% interest in a yet to be formed joint stock company that will construct, own and operate the Chelopech Facility designed to process the Chelopech copper/gold concentrate into finished metals.  Chelopech has also agreed to pay a higher royalty in accordance with the Bulgarian Ordinance on Royalty Computation for all metals that can be mined economically and to provide a financial guarantee for environmental closure and rehabilitation costs for the Chelopech mine.  The feasibility study in respect of the Chelopech expansion project is currently being updated to reflect current circumstances.  The official recommencement of the Chelopech expansion project will be dependent on satisfactory results and acceptance of the updated definitive feasibility study anticipated in the first quarter of 2009, receipt of the required permits, approval by Dundee Precious’ Board of Directors and external financing.

In March 2008, the Government of Bulgaria and the Company entered into an agreement-in-principle concerning the implementation of the Chelopech expansion project.  Further to this agreement, on June 26, 2008, Bulgaria’s council of Ministers approved a resolution instructing the Minister of Economy and Energy to enter into an MOU with Dundee Precious.  The MOU was signed July 10, 2008 and provides that the Bulgarian Government and Dundee Precious will address and resolve all outstanding issues of concern to both parties.  In view of this, while the Krumuvgrad gold project was not part of the Council of Ministers resolution and the MOU, it is the Company’s intention to have separate discussions regarding this project.

Dundee Precious has also filed an environmental impact assessment (“EIA”) with the Ministry on its Krumovgrad Gold Project in Bulgaria.  Dundee Precious has not received a decision on this study from the Ministry within the statutory time limit required by Bulgarian law and, accordingly, Dundee Precious has brought this issue in front of the Bulgarian Court.  In February 2007, Dundee Precious announced that the Supreme Administrative Court of Bulgaria had revoked the silent refusal of the Ministry and has required the Ministry to issue a pronouncement on the Krumovgrad EIA.  The Ministry has filed an appeal of this latest decision and Dundee Precious is awaiting the decision of the Court of Appeal to revoke the silent refusal of the Minister of the Environment and Waters.  Consequently, the Krumovgrad Gold Project will be delayed until the EIA is approved.

On December 1, 2008, in response to the notification filed on September 17, 2008, Dundee Precious received a letter from the MoEW requesting Dundee Precious to prepare a Compatibility Assessment Report (the “Report”) for the Krumorgrad Project and provide an update of the EIA in accordance with the findings of the Report.  This Report will assess the compatibility of the Project within the scope and purpose of Natura 2000, the European network of projected sites, and is a prerequisite for the issuance of a decision of the EIA.  The letter states that following the submission of the requested documents, both the EIA and the Report will be submitted for consideration by the Supreme Expert Environmental Council at the MoEW (“SEEC”).  As the compatibility assessment and the EIA procedures are aligned, the MoEW should issue a single final resolution for the Project based on the findings of both procedures following review by the SEEC.

Serbia

In April 2006, Dundee Precious and the Government of Serbia signed exploration and mining concession contracts for three exploration and exploitation concessions.  The exploration concession is granted for a three-year period, renewable for an additional two years, and includes mining rights that have been

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granted for 25 years.  In November 2007, Dundee Precious announced a new, major molybdenum-rhenium project in Serbia and in February 2008 announced further exploration work in Serbia and continues to support the previously announced molybdenum mineralization and its Surdulica Project in southeastern Serbia.  A scoping study is underway with expected completion in the second quarter of 2008.  In February, 2008 Dundee Precious announced that its exploration team in Serbia had identified a major zone of limestone hosted or “Carlin” style gold mineralized in northeastern Serbia.  In November 2008, Dundee Precious announced it had ceased oil exploration and drilling activities on its Serbian properties.

Nunavut, Canada

In 2006, Dundee Precious increased its interest in the Back River project to 100%, which comprises certain exploration properties located in Nunavut in the Canadian Arctic.  In November 2008, Dundee Precious announced it had ceased oil exploration and drilling activities on its Nunavut, Canada properties.  On March 30, 2009, Dundee Precious announced that it had entered into an agreement with Sabina Silver Corporation to sell its Back River project in consideration for cash and securities of Sabina Silver Corporation.

Armenia

In August, 2006, Dundee Precious acquired 80% of Vatrin Investment Limited, a private entity that holds 100% of Deno Gold Mining Company, its principal asset being the Kapan Mine in southern Armenia.  The purchase price was US$22 million and Dundee Precious has committed an additional US$10 million for mine expansion.  In December 2007, Dundee Precious acquired an additional 15% interest in Vatrin.

In November 2008, Dundee Precious announced that it would temporarily suspend operations at Deno Gold to place the facilities on care and maintenance pending a significant improvement in metal prices.

In an agreement reached on January 15, 2009 between Deno Gold and the Republic of Armenia’s  Ministry of Energy and Natural Resources, amongst other things, it was agreed that Deno Gold’s Shahumyan mine license would be extended for an additional 12 years to 2032 and that the license agreement would be extended to the full extent of the mining license and that the Centralni license would be terminated and that, with limited exceptions, all contractual responsibility of Deno Gold, with respect to such license would be waived.

Dundee Precious remains committed to its investment in Armenia and plans to resume operations and its development plans when the economic climate improves.

Other Developments

On November 20, 2008, Dundee Precious completed a public offering of units for aggregate proceeds of approximately $80 million, with an over allotment granted to the underwriter for an additional 15%.  The offering consisted of the issuance of units at $2.25 per unit.  Each unit included a common share and one half of a warrant to purchase an additional common share at a price of $3.25 per unit for a period of seven years.  In total, including the over-allotment option, Dundee Precious issued 35,556,000 common shares and 20,444,500 warrants pursuant to the offering for gross proceeds of $81,590,234.  Pursuant to the offering, Dundee Corporation acquired 6.8 million units, or 6.8 million common shares, and 3.4 million warrants.

At February 28, 2009, the Company owned, directly and indirectly, 19,442,555 common shares of Dundee Precious, representing approximately a 19.9% ownership interest in Dundee Precious.  The Company also owns 3,925,500 warrants of Dundee Precious.

Dundee Corporation
Annual Information Form

Breakwater (TSX: BWR)

Breakwater is a resource company engaged in mining base metal deposits in the Americas.  Breakwater owns or has the exploration rights to base metal and gold exploration properties in Canada, Chile, Honduras and Tunisia and is also engaged in the acquisition, exploration and development of base and precious metals deposits globally.

Breakwater’s principal product is zinc concentrate.  It also produces copper, lead and gold concentrates and silver by-products.  Breakwater sells concentrates to smelters located in Canada, Europe, Asia and South America and to resellers who sell the concentrates to smelters throughout the world.  Breakwater sells a portion of the concentrate it produces under long-term supply agreements.  A portion is also sold by tender as well as into the spot market.

For the majority of 2008, Breakwaters’ concentrate production was derived from two mines located in Canada, one each in British Columbia (Myra Falls) and Quebec (Langlois); and a mine located in each of Chile (Toqui) and Honduras (Mochito).  The Langlois mine began production in November 2006 and commenced commercial production for accounting purposes on July 1, 2007.  On October 28, 2008, Breakwater announced the temporary suspension of operations at both Langlois and Myra Falls.  This decision was precipitated by the decline in commodity prices and the general deterioration of the economic outlook globally, which mitigated the overall operational improvements in production and costs at both mines.  At Langlois, the temporary cessation of operations took full effect by November 2, 2008.  At Myra Falls, results of exploration activities caused Breakwater to operate on a reduced scale with a smaller workforce.  The Langlois mine was placed on care and maintenance effective November 2, 2008.  Production may only resume at the Langlois mine and return to prior levels at the Myra Falls mine if zinc prices significantly increase.

On March 17, 2009, Breakwater announced that is had filed a preliminary short form prospectus in connection with a proposed marketed public offering of a minimum of $20 million of common shares of Breakwater.  The number of common shares to be distributed and the price per common share are to be determined in the context of the market with the final terms to be determined at the time of pricing.  Breakwater has granted to the underwriters an option, exercisable in whole or in part, at the discretion of the underwriters, for a period of 30 days from the closing date of the offering, to purchase up to that number of additional common shares equal to 15% of the common shares sold pursuant to this offering, to cover over-allotments, if any, and for market stabilization purposes.

Breakwater intends to use the net proceeds of the offering to pay trader creditors, customers and restructuring fees, with the balance available for general corporate purposes.

The Company has advised Breakwater its intention to purchase common shares under the offering to maintain its approximate pro rata ownership interest in Breakwater (based on a $20 million offering.)

At February 28, 2009, the Company owned, directly and indirectly, 113,002,510 common shares of Breakwater, representing approximately a 25.2% ownership interest.

Odyssey Resources Limited (TSX Venture: ODX)

Odyssey is a Canadian based junior mining exploration company whose main focus has been in Morraco and Turkey.  In May 2008, Odyssey effected a one-for-ten share consolidation reducing the number of common shares outstanding at that time to approximately 8.68 million.  Dundee Corp’s position at that time was approximately 15.74% undiluted and 17.75% partially diluted assuming the conversion of its warrants.

On August 12, 2008, the Company, through its wholly-owned subsidiary Dundee Resources, acquired through a non-brokered private placement with Odyssey, 10,000,000 common shares of Odyssey at a price of $0.25 per common share.  Following this transaction, the Company owns directly or indirectly an

Dundee Corporation
Annual Information Form

aggregate of 11,366,136 common shares of Odyssey and 175,000 common share purchase warrants, representing an approximate 43% ownership interest in Odyssey.

Corona (TSX: CRG)

Corona is a resource focused exploration, development and investment company that has historically been involved in the exploration of geologically attractive properties for precious and base metals in Canada.

At February 28, 2009, the Company owned, indirectly, 4,971,197 common shares, representing approximately a 26.4% ownership interest in Corona.

Valdez (TSX VENTURE: VAZ)

Valdez’ business focuses on the acquisition, exploration and subsequent development of mineral resource properties in Mexico, including the Los Jarros and Jarros Norte properties in the province of Chihuahua, as well as other geologically attractive countries with stable political and investment climates.

At February 28, 2009, the Company owned, indirectly, 26,458,972 common shares, representing approximately a 33.2% ownership interest in Valdez.

Iberian Minerals Corp. (TSX VENTURE: IZN)

Iberian is a Canadian-based global copper and zinc company with interests in Spain and Peru.

As of February 28, 2009, assuming conversion of the debenture and warrants held in Iberian, Dundee Resources would own an approximate 14% ownership interest.

OTHER INVESTMENTS AND CORPORATE COSTS

The Company’s other investments include investments in both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as mutual funds.  This operating segment of the Company also includes the Company’s general corporate overhead costs, which are not specifically allocated to any operating division.

Financings

The Company may seek additional financing with one or more financial institutions or in the capital markets from time to time.  On June 28, 2006, the Company completed a public offering of 6,000,000 Cumulative Redeemable First Preference Shares, Series 1 (the “Series 1 Shares”).  The Series 1 Shares were priced at $25.00 and carry a 5.00% annual dividend.  The Company used the net proceeds of this offering for general corporate purposes including for the redemption of the $150 million principal amount 6.7% senior unsecured debentures of the Company.  No offerings were completed in 2007 or 2008.

Acquisition and Disposition of Assets

At any point in time, Dundee Corp. may be involved in various stages of discussions and/or negotiations to complete one or more transactions including acquisitions or dispositions directly or through its wholly or partially owned subsidiaries which carry on certain of the Company’s activities and investments.  These prospective transactions may be with respect to companies operating within existing businesses or business channels not yet identified or pursued by Dundee Corp.  In respect of any potential acquisition, the purchase price may be paid in cash, through the issue of securities of the Company or of a subsidiary

Dundee Corporation
Annual Information Form

of the Company or through a combination thereof and may be financed through debt, equity or internally financed.  There can be no assurance that any of the transactions being discussed or negotiated will be completed.  The Company may increase or decrease its interest in certain of its holdings, may combine or restructure certain of its holdings into new investment products or new stand-alone entities or may entirely dispose of certain of its holdings in the future.  Accordingly, during any period, the market value of the Company’s holdings will vary and the amounts that are recorded as investment gains and losses may fluctuate significantly.

For additional information relating to Dundee Corp.’s business, please see the information under the heading “Operating Segments and Significant Investments” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2008 (the “2008 MD&A”), which is incorporated by reference herein and is available on SEDAR at www.sedar.com.

DIVIDEND POLICY

The current practice of the Company is to pay dividends to the holders of its Series 1 Shares.  The Company has not established a dividend policy with respect to the Subordinate Voting Shares or the Common Shares of the Company.  The dividend policy with respect to all of the shares of the Company is reviewed by the directors of the Company on a quarterly basis and any future determination to pay dividends will be at the discretion of the directors of the Company and will depend on the financial condition, results of operations and capital requirements of the Company and such other factors as the directors of the Company consider relevant.

The following table discloses the dollar amount of cash dividends declared per share for the Series 1 Shares of the Company outstanding during the financial years ended December 31, 2008, 2007 and 2006:

Dividends per Outstanding Share	2008	2007	2006 (1)

Series 1 Shares	$1.25	$1.25	$0.63187

Notes:

(1)	The Company began paying dividends on the Series 1 Shares on October 2, 2006.

MARKET FOR SECURITIES

SUBORDINATE VOTING SHARES

The Subordinate Voting Shares are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.A.  The Common Shares were delisted from the Toronto Stock Exchange on January 31, 2000.  The following table sets forth information relating to the price range and volume traded for the Subordinate Voting Shares on a monthly basis for each month of the year ended December 31, 2008:

Dundee Corporation
Annual Information Form

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

January 2008	19.47	12.31	15.17	3,086,033
February 2008	16.73	14.16	15.34	1,916,434
March 2008	15.44	11.62	13.21	2,741,385
April 2008	14.98	12.19	13.82	4,032,374
May 2008	14.68	11.99	12.60	3,079,981
June 2008	13.50	12.34	12.34	3,676,435
July 2008	12.95	10.85	12.90	3,571,382
August 2008	14.35	12.11	14.15	2,095,382
September 2008	14.35	10.32	10.43	1,837,663
October 2008	11.49	4.66	5.45	5,785,435
November 2008	6.85	3.82	5.00	8,708,504
December 2008	6.46	3.73	6.05	7,108,479

5.85% DEBENTURES

The 5.85% Debentures, as defined in “Description of Share Capital - Debentures”, are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.DB.

The following table sets forth information relating to the price range and volume traded for the 5.85% Debentures on a monthly basis for each month of the year ended December 31, 2008:

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

January 2008	113.50	106.20	107.99	700
February 2008	115.08	107.00	115.08	1,220
March 2008	116.00	116.00	116.00	50
April 2008	114.50	109.54	112.00	1,860
May 2008	111.04	106.00	111.04	760
June 2008	112.39	107.31	107.99	650
July 2008	105.73	100.77	101.40	490
August 2008	109.71	106.18	107.80	1,140
September 2008	106.55	99.00	99.00	700
October 2008	92.44	85.00	85.00	760
November 2008	-	-	-	0
December 2008	-	-	-	0

SERIES 1 SHARES

The Series 1 Shares are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.PR.A.

The following table sets forth information relating to the price range and volume traded for the Series 1 Shares on a monthly basis for each month of the year ended December 31, 2008:

Dundee Corporation
Annual Information Form

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

January 2008	21.95	19.90	21.17	80,490
February 2008	22.55	20.92	22.49	32,394
March 2008	22.25	20.15	20.98	62,700
April 2008	22.25	20.66	21.49	45,480
May 2008	21.70	21.06	21.46	64,185
June 2008	21.60	19.70	20.20	100,475
July 2008	20.69	18.10	18.25	51,228
August 2008	21.34	18.35	21.09	53,380
September 2008	20.99	17.00	17.45	72,030
October 2008	17.51	12.85	15.00	544,087
November 2008	15.91	10.00	10.41	102,913
December 2008	12.84	9.34	12.50	247,892

DIRECTORS AND OFFICERS

The following table sets forth the name and place of residence, position held with the Company and principal occupation of each of the directors and officers of the Company as of February 28, 2009.  Directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Place of Residence	Position Held in the Company	Director Since	Principal Occupation

Directors (including Directors who are Officers)

Normand Beauchamp (1) (2) Montreal, Québec, Canada	Director	1991	President, Capital NDSL Inc., investment company

Jonathan Goodman Toronto, Ontario, Canada	Director	1996	President and Chief Executive Officer, Dundee Precious Metals Inc., an operating gold mining company

Ned Goodman Innisfil, Ontario and Saint-Sauveur, Québec, Canada	President, Chief Executive Officer and Director	1991	President and Chief Executive Officer, Dundee Corp. and Chairman, DundeeWealth

Harold P. Gordon (2) (3) Sunny Isles, Florida, U.S.A.	Chairman and Director	2000	Chairman, Dundee Corp.

Ellis Jacob (1) Toronto, Ontario, Canada	Director	2008	President and Chief Executive Officer, Cineplex Entertainment

Dr. Frederick H. Lowy (3) Montreal, Québec, Canada	Director	1999	Consultant; President Emeritus, Concordia University

Garth A.C. MacRae (1) Toronto, Ontario, Canada	Director	1991	Director of public and private companies

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Annual Information Form

Name and Place of Residence	Position Held in the Company	Director Since	Principal Occupation

Robert McLeish (1) Toronto, Ontario, Canada	Director	2002	Consultant

K. Barry Sparks (1) Toronto, Ontario, Canada	Director	1993	President, Torvan Capital Group, corporate advisory and management company

Harry R. Steele (2) (3) Dartmouth, Nova Scotia, Canada	Director	1991	Chairman, Newfoundland Capital Corporation Limited, communications company

Non-Director Officers

Joanne Ferstman Toronto, Ontario, Canada	Executive Vice President, Chief Financial Officer and Corporate Secretary		Executive Vice President, Chief Financial Officer and Corporate Secretary, Dundee Corp.; Vice Chairman, Chief Financial Officer and Head of Capital Markets, DundeeWealth

Lucie Presot Toronto, Ontario, Canada	Vice President and Controller		Vice President and Controller, Dundee Corp. and DundeeWealth

Lili Mance Toronto, Ontario, Canada	Assistant Corporate Secretary		Assistant Corporate Secretary, Dundee Corp. and DundeeWealth

Notes:

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Corporate Governance Committee

Each of the foregoing individuals has held his or her present principal occupation, or other executive offices with the same company or its predecessors or affiliates for the past five years, except for Joanne Ferstman who was formerly Executive Vice President of DundeeWealth.  Mr. Gordon was a director of Great Northern Paper, Inc., a private U.S. corporation, until June 3, 2002, approximately seven (7) months before such corporation filed for an arrangement under Chapter 11 of the U.S. Bankruptcy Code on January 9, 2003, followed by liquidation on May 22, 2003 pursuant to Chapter 7 of such Act.  Mr. Beauchamp was a director of CINAR Corporation, a company which was, among other things, the subject of a cease trade order.  Mr. Steele was a director of Canada 3000 Inc. between May 16, 2000 and November 10, 2001, a company that sought protection under the Companies Creditors Arrangement Act (Canada) on November 11, 2001.

As of February 28, 2009, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over, 4,021,692 Subordinate Voting Shares, representing approximately 5.7% of the outstanding Subordinate Voting Shares, and 2,556,651 Common Shares, representing approximately 82% of the outstanding Common Shares, in the aggregate representing approximately a 8.9% equity interest and approximately a 67.8% voting interest in the Company.  Pursuant to the deferred share unit plan of the Company, the directors and senior officers of the Company also hold an aggregate of 697,781 deferred share units.  As of February 28, 2009, Mr. Ned

Dundee Corporation
Annual Information Form

Goodman owned Subordinate Voting Shares, options to purchase Subordinate Voting Shares, Common Shares and an option to purchase Common Shares representing approximately an 80.5% voting interest in the Company assuming the exercise of such options.  See also “Relationship Between the Company and Certain Related Parties” below.

As of February 28, 2009, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over: 72,020,526 common shares; 5,453,668 first preference shares, series X, 508,571 special shares, series C, 250,000 special shares, series D and 10,000 special shares, series E of DundeeWealth, together representing approximately a 62.8% voting interest in DundeeWealth.  Of this 62.8% voting interest, the Company owned, directly or indirectly, or exercised control over a 62.4% voting interest in DundeeWealth on a non-diluted basis.

As of February 28, 2009, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over 85,226,404 common shares of Eurogas, representing approximately a 54.7% ownership interest in Eurogas.  Of this 54.7% ownership interest, the Company owned, directly or indirectly a 53% ownership interest in Eurogas on a non-diluted basis.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Common Shares, an unlimited number of first preference shares, issuable in series (“First Preference Shares”), an unlimited number of second preference shares, issuable in series (“Second Preference Shares”) and an unlimited number of third preference shares, issuable in series (“Third Preference Shares”).  The following is a summary of the rights, privileges, restrictions and conditions attached to each class of shares of the Company.

SUBORDINATE VOTING SHARES AND COMMON SHARES

Holders of Subordinate Voting Shares and Common Shares are entitled to one vote and 100 votes, respectively, for each such share held on all votes taken at meetings of the shareholders of the Company.  As of February 28, 2009, there were issued and outstanding 71,139,788 Subordinate Voting Shares and 3,119,788 Common Shares and such outstanding Subordinate Voting Shares represented an aggregate of 18.6% of the votes entitled to be voted at a meeting of holders of Subordinate Voting Shares and holders of Common Shares.  Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, the Subordinate Voting Shares and Common Shares participate equally, share for share, as to dividends.  The Common Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time, subject to adjustment.

In the event an offer to purchase Common Shares is made which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are then listed, be made to all or substantially all of the holders of Common Shares residing in any province of Canada, each Subordinate Voting Share will be convertible at the option of the holder into one Common Share, subject to adjustment, at any time from the day the offer is made until: (a) in the case of an offer other than an offer made through the facilities of a stock exchange, the latest time for deposit of Common Shares under the offer; and (b) in the case of an offer made through the facilities of a stock exchange on which the Common Shares are listed, 12:30 p.m., Toronto time, on the business day immediately preceding the last date upon which holders of Common Shares may accept the offer.  The right of conversion into Common Shares will not come into effect in the event that an identical offer in terms of price per share, percentage of shares to be taken up and other essential terms is made to purchase Subordinate Voting Shares concurrently with the offer to purchase Common Shares.  All Subordinate Voting Shares so converted into Common Shares will be automatically reconverted into Subordinate Voting Shares: (a) in the case of Common Shares taken up and purchased under the offer, immediately after the Common Shares are taken up and purchased under the offer; or (b) in the case of Common Shares not taken up and purchased under the offer, immediately after such Common Shares are released to the holder thereof.

Dundee Corporation
Annual Information Form

Each Subordinate Voting Share will be automatically converted into a Common Share in the case of an exempt take-over bid for Common Shares at a price per Common Share exceeding 115% of the trading price of the Subordinate Voting Shares by an offeror acquiring shares of the Company such that the offeror holds voting shares of the Company having attached thereto 50% or more of the votes attached to all of the then outstanding shares of the Company.  Other than as set out above, holders of Subordinate Voting Shares and Common Shares rank equally in all respects.

Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, holders of Subordinate Voting Shares and Common Shares are entitled to participate equally in the property and assets of the Company available to such holders in the event of the liquidation, dissolution or winding-up of the Company.

The listing agreement between the Company and The Toronto Stock Exchange provides that, prior to the issue from treasury of any Common Shares, the separate approval of holders of Subordinate Voting Shares is required in addition to any shareholder approvals which might otherwise be required by The Toronto Stock Exchange or any other exchange on which such shares are listed.  This restriction does not apply to the issue of Common Shares upon conversion of Subordinate Voting Shares in accordance with the rights thereof or pursuant to the declaration of stock dividends on the Common Shares payable in Common Shares provided that such stock dividends do not result in the issue in any calendar year of more than 5% of the Common Shares issued and outstanding as at the last day of the immediately preceding calendar year.

FIRST PREFERENCE SHARES

Each series of First Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank on a parity with the First Preference Shares of every other series and senior to the Subordinate Voting Shares, Common Shares, Second Preference Shares and Third Preference Shares.

Except in accordance with any voting rights which may be attached to any series of First Preference Shares, the holders of First Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of First Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the First Preference Shares represented and voted at a meeting called and held for such purpose.

Series 1 Shares

The fourth series of First Preference Shares are designated as Series 1 Shares and 6,900,000 Series 1 Shares are authorized to be issued.  Holders of Series 1 Shares are not entitled to any voting rights (except as otherwise provided by law or in the conditions attaching to the First Preference Shares as a class).

The Series 1 Shares are redeemable at the option of the Company for a cash price of $27.25 per share if redeemed prior to June 30, 2007 and declining to $25.00 if redeemed on or after June 30, 2015, together with all accrued and unpaid dividends thereon, provided that redemptions prior to June 30, 2011 shall be limited to circumstances in which the Series 1 Shares are entitled to vote separately as a class or series by law.

Prior to June 30, 2016, a holder of Series 1 Shares cannot require the Company to redeem any Series 1 Shares.  On or after June 30, 2016, a holder of Series 1 Shares may require the Company to redeem

Dundee Corporation
Annual Information Form

such shares for a cash price of $25.00 per share, together with all accrued and unpaid dividends thereon.  On or after June 30, 2006 and prior to June 30, 2016 each Series 1 Share will be convertible at the option of the Company, into Subordinate Voting Shares of the Company provided that any conversions prior to June 30, 2011 shall be limited to circumstances in which the Series 1 Shares are entitled to vote separately as a class or series by law.  The number of Subordinate Voting Shares into which each Series 1 Share may be so converted will be determined by dividing the then applicable redemption price per Series 1 Share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of: (i) $2.00; and (ii) 95% of the weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fourth day prior to the date specified for conversion or, if such fourth day is not a trading day, the immediately preceding trading day.  The Company does not currently intend to convert the Series 1 Shares.

The Company may purchase for cancellation all or any part of the then outstanding Series 1 Shares on the open market, by private agreement or otherwise.

The holders of Series 1 Shares are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors, in an amount equal to $1.25 per share per annum (less any tax required to be deducted and withheld by the Company from payments to non-residents) to accrue daily from and including the original date of issue, payable on the last day of March, June, September and December in each year.

In the event of the liquidation, dissolution or winding up of the Company, holders of Series 1 Shares are entitled to receive from the assets of the Company an amount equal to $25.00 per Series 1 Share, together with an amount equal to all accrued but unpaid dividends thereon, before any amount shall be paid by the Company to holders of any Shares ranking junior as to capital to the Series 1 Shares.

As of February 28, 2009, there were 6,000,000 Series 1 Shares outstanding.

SECOND PREFERENCE SHARES

Each series of Second Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank junior and subordinate to the First Preference Shares, on a parity with Second Preference Shares of every other series and senior to the Subordinate Voting Shares, Common Shares and Third Preference Shares.

Except in accordance with any voting rights which may be attached to any series of Second Preference Shares, the holders of Second Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of Second Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the Second Preference Shares represented and voted at a meeting called and held for such purpose.

THIRD PREFERENCE SHARES

Each series of Third Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank junior and subordinate to the First Preference Shares and the Second Preference Shares, on a parity with the Third Preference Shares of every other series and senior to the Subordinate Voting Shares and Common Shares.

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Annual Information Form

Except in accordance with any voting rights which may be attached to any series of Third Preference Shares, the holders of Third Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of Third Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the Third Preference Shares represented and voted at a meeting called and held for such purpose.

DEBENTURES

5.85% Exchangeable Unsecured Subordinated Debentures

The Company originally issued $100 million principal amount of 5.85% exchangeable unsecured subordinated debentures (the “5.85% Debentures”) pursuant to a trust indenture (the “5.85% Trust Indenture”) dated as of June 22, 2005 between the Company and Computershare Trust Company of Canada, as trustee.  As of December 31, 2008, $9.5 million of the 5.85% Debentures remained outstanding.  The 5.85% Debentures are direct, unsecured, subordinated obligations of the Company, bear interest at the rate of 5.85% per annum and mature on June 30, 2015.  The 5.85% Debentures are exchangeable at the holders’ option for Series A Units (“Series A Units”) of Dundee REIT held by the Company or its subsidiaries at any time prior to the earlier of the maturity date and the date fixed for redemption at an exchange price of $29.75 per Unit (being a ratio of 33.6134 Series A Units per $1,000 principal amount of 5.85% Debentures), subject to customary adjustment events.

The 5.85% Debentures are not redeemable before June 30, 2009 (except in the event of a change in control of Dundee REIT, as defined).  On and after June 30, 2009 and prior to June 30, 2011, the 5.85% Debentures may be redeemed in whole or in part from time to time at the Company’s option provided that the market price for the Series A Units is not less than 125% of the exchange price.  On and after June 30, 2011, the 5.85% Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued interest.  In the event of a change of control of Dundee REIT at any time, the 5.85% Debentures may be redeemed at the option of either a holder or the Company; at a price of 101% of the principal amount thereof if redeemed by a holder, and at a price which is a specified percentage of the principal amount thereof if redeemed by the Company (being 106% during the 12 month period commencing June 30, 2005 and declining 1% per 12 month period thereafter to 101% in the 12 month period commencing June 30, 2010, and at par thereafter).  The Company may satisfy its obligation to repay the principal amount of the 5.85% Debentures on redemption (including upon a change of control of Dundee REIT) or at maturity, in whole or in part by delivering that number of Series A Units equal to the amount due divided by 95% of the market price for the Series A Units at that time, plus accrued interest in cash.

Subsidiaries of the Company have pledged and deposited with the trustee sufficient securities which are themselves exchangeable for Series A Units in order to permit full exchange of the 5.85% Debentures (the “Pledged Units”).  Payment of the principal amount of, and interest (and premium, if any) on the 5.85% Debentures is subordinated in right of payment, in the circumstances set forth in the 5.85% Trust Indenture, to “Senior Indebtedness”, as defined in the 5.85% Trust Indenture.  The 5.85% Trust Indenture does not limit the Company’s ability to incur additional indebtedness, including indebtedness that ranks senior to the 5.85% Debentures, or from mortgaging, pledging or charging real or personal property or properties of the Company to secure any indebtedness (other than security over the Pledged Units).  Material modifications and amendments of the 5.85% Trust Indenture (including the waiver of events of default) require the approval of the holders of 66 2/3% of the principal amount of the then outstanding 5.85% Debentures present at a meeting or represented by proxy or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the then outstanding 5.85% Debentures.

Dundee Corporation
Annual Information Form

As described below, the Company has a $150 million revolving term credit facility (the “Revolving Credit Facility”) with a Canadian chartered bank (the “Revolving Facility Lender”).  The consent of the Revolving Facility Lender was required and was obtained in connection with the issuance of the 5.85% Debentures.

CREDIT FACILITY

In 2008, the Company renewed its Revolving Credit Facility and extended the expiry date to September 9, 2009.  The Revolving Credit Facility continues to provide for a tiered interest rate structure based on the Company’s public debt rating on its debentures.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at either the Canadian chartered bank’s prime lending rate plus 0.25%, or Corporate Banker’s Acceptance rate plus 1.25%.  The Company is subject to a standby fee of 0.375% on unused amounts under the facility.  In addition, the Revolving Credit Facility no longer requires for the Company to pledge common shares of DundeeWealth as security against amounts borrowed.  As at December 31, 2008, the Company had drawn $82.0 million pursuant to the Revolving Credit Facility.  The Revolving Credit Facility is subject to annual renewal.

DUNDEEWEALTH CREDIT FACILITY

In September 2008, DundeeWealth amended its revolving term credit facility for $500,000,000 (the “Fifth Amendment”).  The credit facility was initially established on February 15, 2007 and amended by agreements dated August 17, 2007, September 25, 2007, February 14, 2008, August 29, 2008 and September 10, 2008 (the “DundeeWealth Credit Facility”).  Pursuant to the terms of the DundeeWealth Credit Facility, DWM, DMFL Holding Corp. and GCICL agreed to act as guarantors.  The DundeeWealth Credit Facility is secured by the assets of DundeeWealth, DWM, DMFL Holding Corp. and GCICL and contains customary representations, warranties, indemnities and covenants of DundeeWealth (including covenants requiring the maintenance of a minimum level of assets under management and earnings, restricting the existence of secured indebtedness, dispositions of assets in excess of a specified amount, and other standard restrictions).  For Canadian dollar borrowings, the facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate for loans or, for bankers’ acceptances at the bank’s then prevailing bankers’ acceptance rate plus 0.95%.  For U.S. dollar borrowings, the facility bears interest, at DundeeWealth’s option, either at the bank’s prevailing Alternate Base Rate Canada for loans, or at LIBOR plus 0.95%.  Euro borrowings under the credit facility bear interest at EURIBOR plus 0.95%.  Unused amounts available under the facility are subject to standby fee of 0.325% per annum.  Pursuant to the Fifth Amendment, the revolving term DundeeWealth Credit Facility will convert into a non-revolving credit facility on September 9, 2009, subject to a mutually agreed extension (the “Term Out Date”).  All amounts outstanding under the DundeeWealth Credit Facility are required to be repaid in full on the date which is four years after the Term Out Date.  As at December 31, 2008, $169.6 million was drawn on the DundeeWealth Credit Facility.

DUNDEE REALTY CREDIT FACILITY

During 2008, Dundee Realty amended the terms of its revolving term credit facility with a Canadian chartered bank, increasing the amount available pursuant to the facility from $100,000,000 to $150,000,000.  The facility bears interest at prime plus 0.625% or at corporate bankers’ acceptance rate plus 2.215%.  The facility is secured by a general security agreement and first charges against lots, parcels, as well as certain land held for development in Saskatoon, Regina, Calgary and Edmonton.  At December 31, 2008, Dundee Realty had drawn $121.1 million against its revolving term credit facility, including $35.7 million in the form of letters of credit.

RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  A description of the rating categories of each of the rating agencies that have rated the

Dundee Corporation
Annual Information Form

5.85% Debentures and Series 1 Shares follows.  The credit rating accorded by each rating agency to the 5.85% Debentures and Series 1 Shares is not a recommendation to buy, sell or hold the 5.85% Debentures and Series 1 Shares and does not address the market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of such securities.  Credit ratings may be subject to revision or withdrawal at any time by the applicable rating agency and there can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.  Real or anticipated changes in the ratings assigned to such securities may affect the market value of these securities.

Ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.  Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Canada Corporation (“S&P”) has a rating outlook which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).  In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions.  An outlook is not necessarily a precursor of a rating change.  The S&P rating outlooks have the following meanings: (a) “positive” means that a rating may be raised; (b) “stable” means that a rating is not likely to change; (c) “developing” means that a rating may be raised or lowered; and (d) “negative” means that a rating may be lowered.  S&P has assigned the Company with a counterparty credit rating of BBB- Stable.

5.85% Debentures

DBRS has not issued a rating for the 5.85% Debentures.

According to S&P, its long-term credit ratings are based, in varying degrees, on the following considerations: likelihood of payment; capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.  The 5.85% Debentures were assigned a rating of BB by S&P.  An obligation rated BB by S&P indicates that it is less vulnerable to non-payment than other speculative issues.  However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the company’s inadequate capacity or unwillingness to meet its financial commitment on the obligation.  The BB rating is the fifth highest rating of 10 rating levels assigned by S&P for long term issues.

Series 1 Shares

DBRS

The Series 1 Shares have been given a rating of Pfd-3 (low) by DBRS.  Pfd-3 (low) is the ninth highest of sixteen ratings used by DBRS for preferred shares.  According to DBRS, preferred shares rated Pfd-3 are of adequate credit quality and, while protection of dividends and principal is still considered acceptable for such preferred shares, the issuing entity of preferred shares with a Pfd-3 rating is considered to be more susceptible to adverse changes in financial and economic conditions, there may be other adverse conditions present which detract from debt protection.

S&P

The Series 1 Shares have been given a global scale preferred stock rating of BB with a Canadian scale preferred stock rating of P-3, by S&P.  Such P-3 rating is the tenth highest of twenty ratings used by S&P in its Canadian Preferred share rating scale.  According to S&P, such a P-3 rating indicates that although the obligation is considered to be less vulnerable to non-payment than other speculative issues, it faces

Dundee Corporation
Annual Information Form

major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

NORMAL COURSE ISSUER BID

On March 30, 2009, the Company renewed its normal course issuer bid providing for purchases of up to a maximum of 5,483,299 Subordinate Voting Shares representing approximately 10% of its public float.  Purchases may commence on April 1, 2009 and will terminate no later then March 31, 2010.  Any Subordinate Voting Shares so purchased will be made in accordance with the policies and rules of the Toronto Stock Exchange (the “TSX”) and the price paid will be the market price at the time of purchase.  Purchases will be made at such times as the Company believes that the market price of the Subordinate Voting Shares does not reflect their underlying value.  The Company purchased an aggregate of 1,859,611 Subordinate Voting Shares for cancellation through the facilities of the TSX under the previous normal course issuer bid which came into effect on April 1, 2008 and expired on March 31, 2009.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN RELATED PARTIES

PRINCIPAL SHAREHOLDER OF DUNDEEWEALTH

The Company is the principal shareholder of DundeeWealth.  As of February 28, 2009, the Company owned, directly or indirectly, 69,490,415 common shares and 5,453,668 first preference shares, series X which are convertible into common shares of DundeeWealth on a 1.2 for 1 basis.  The Company has voting control over 1,958,159 common shares of DundeeWealth that are held in escrow.  All of the outstanding special shares, series C, special shares, series D and special shares, series E are currently held in escrow and will be released from escrow and converted into common shares at various dates ending on September 3, 2009 or such later date pursuant to regulatory requirements, initially on a one-for-one basis, subject to adjustment in certain circumstances.  While the special shares, series C, the special shares, series D and the special shares, series E are held in escrow, they will be voted in the same manner as the shares of DundeeWealth held by the Company are voted at all meetings of the shareholders of DundeeWealth.  This represents a direct and indirect equity ownership of 49.1% assuming the conversion of the first preference shares, series X and a direct and indirect or control over a 62.4% voting interest by the Company in DundeeWealth on a non-diluted basis.

RESTRUCTURING OF ABCP

In August 2007, DundeeWealth purchased the ABCP owned by Dundee Bank of Canada for approximately $400 million.  DundeeWealth increased its credit facility to $500 million and also entered into a non-revolving, non-amortizing operating demand loan credit agreement on August 29, 2007 with the Company (the “DC Credit Facility”).  The DC Credit Facility was repaid in full in 2007.

The DC Credit Facility terms included the payment by DundeeWealth of interest on the principal amount and overdue interest, calculated daily and paid monthly, not in advance as a rate per annum equal to the Prime Rate (as defined under the Company’s credit facility with a Canadian chartered bank) plus two percent.

In connection with the extension of the DC Credit Facility, DundeeWealth also agreed that, subject to regulatory requirements, the Company would thereafter be entitled to vote any shares awarded by DundeeWealth or an affiliate under the DundeeWealth’s share incentive plans or similar plans, while such shares are held in escrow or pledged.  Effective January 15, 2008, the Company notified DundeeWealth that in accordance with this agreement it would continue to vote any shares held in escrow or trust that were deposited in trust, escrow or were otherwise subject to pledge prior to such date, but that it would cease to exercise voting rights in respect of shares awarded, deposited or held in trust, escrow or subject

Dundee Corporation
Annual Information Form

to pledge under DundeeWealth’s share based compensation arrangements or similar plans following January 15, 2008.

RELATIONSHIP WITH SCOTIABANK

On September 28, 2007, DundeeWealth completed the sale of Dundee Bank of Canada to Scotiabank.  Pursuant to the agreement, Dundee Bank of Canada was sold for $260 million in cash.  In a related transaction, Scotiabank acquired 300,000 common shares and 27,000,000 non-voting special shares, Series F of DundeeWealth from treasury, representing an 18% interest in DundeeWealth for proceeds of $348.3 million.

In connection with Scotiabank’s investment in DundeeWealth, the Company, Dundee Capital Corporation and Scotiabank entered into a shareholders’ agreement (the “Shareholders’ Agreement”) outlining their respective rights and interests as shareholders of DundeeWealth.

The Shareholders’ Agreement provides that:

(a)
in the event that the Company and Dundee Capital Corporation (together, “Dundee”) at any time own more than 30% of the outstanding voting shares of DundeeWealth, the Company may request Scotiabank to not vote against or otherwise oppose the nomination by the Company of a majority of the board of directors of DundeeWealth (provided that Scotiabank does not hold more voting and equity shares than the Company and Dundee Capital Corporation at such time);

(b)
so long as Scotiabank holds a minimum of 10% of the issued and outstanding voting or equity shares of DundeeWealth, Scotiabank may propose two (2) nominees to the board of directors of DundeeWealth and, so long as Scotiabank holds non-voting special shares, it shall be entitled to propose (1) additional nominee to the board of directors of DundeeWealth; and

(c)
if Scotiabank elects to make such designation, the Company shall request that its nominees approve the appointment of the designated Scotiabank nominee to each of the committees of the board of directors of DundeeWealth, provided in each case that the proposed nominee has the requisite qualifications to serve on the particular committee.

The parties have also agreed if the board of directors of DundeeWealth plans to issue additional equity or voting shares of DundeeWealth, (other than pursuant to share based compensation arrangements), each will use its reasonable best efforts to ensure that each of Dundee and Scotiabank is offered the opportunity to purchase shares sufficient to maintain their proportionate voting and equity ownership at that time.

In addition, each of Dundee and Scotiabank have a “right of first offer” to purchase shares of DundeeWealth if the other shareholder wishes to sell and are further subject to certain “rights to match” if the parties do not initially agree on a sale transaction and the seller receives an offer from a third party.  Scotiabank has also agreed to customary “standstill” restrictions that prohibit Scotiabank’s acquisition of more than a 20% interest in DundeeWealth.

Provided that Dundee Corp. holds at least 20% of the outstanding equity or voting securities of DundeeWealth and in the event that: (a) the right of first offer process is observed; (b) that Scotiabank and the Company do not reach an agreement for the purchase of Dundee Corp.’s DundeeWealth shares pursuant to Scotiabank’s right of first offer and such shares are subsequently purchased by a third party; and (c) Scotiabank does not exercise its right to match, then Scotiabank will be entitled to receive a non-success fee from DundeeWealth in an amount equal to between $20 million and $40 million, as determined by reference to the actual per share acquisition price paid by the third party on completion of the acquisition.  Although DundeeWealth is not a party to the Shareholders’ Agreement, the board of

Dundee Corporation
Annual Information Form

directors of DundeeWealth has approved the performance by DundeeWealth of the above commitment of DundeeWealth as contemplated by the Shareholders’ Agreement.

RAVENSDEN SUB-ADVISORY AGREEMENT

On December 1, 2008, GCICL and Ravensden entered into an agreement (the “Ravensden Sub-Advisory Agreement”) pursuant to which Ravensden provides discretionary investment management services to GCICL in respect of certain portfolio assets (including mutual funds, hedge funds, closed end funds and Goodman Private Wealth managed accounts (the “Portfolio”).  Ravensden is a wholly owned subsidiary of the Company and is an affiliate of GCICL.  The Portfolio, which was previously managed by Mr. Ned Goodman as a portfolio manager at GCICL continues to be managed by Mr. Goodman in his capacity as investment counsel and portfolio manager at Ravensden.

PRIOR DISTRIBUTION ARRANGEMENTS

In prior years ending in 1996, GCICL appointed the Company as a distributor of the units of the mutual funds managed by GCICL from time to time.  As distributor of these mutual fund units, the Company, from time to time, funded sales commissions paid to brokers and dealers on the sale of mutual fund units acquired on a deferred sales charge basis.  In consideration thereof, the Company received the related redemption revenues associated with the commissions paid to such brokers and dealers.  As additional consideration, the Company was also entitled to an annual distribution fee of 0.50% of the fair market value of the outstanding mutual fund units distributed by the Company, such fee to be calculated and paid monthly for a period of 15 years from the date on which the Company initially funded the sales commission.

DUNDEE REALTY

On December 24, 2008, Dundee Realty acquired through a private agreement an additional 460,000 Series B Units of Dundee REIT.  The Series B Units were acquired at $8.35 per unit, for an aggregate purchase price of $3,841,000.  Following the transaction, Dundee Corporation, Dundee Realty and its affiliates held an aggregate 20.7% voting and equity interest in Dundee REIT.

The Company extended a loan to DRC Holding Corporation in June, 2003 in connection with the completion of the acquisition of Dundee Realty by the Company.  Dundee Realty and DRC Holding Corporation subsequently amalgamated on December 31, 2003 to continue as Dundee Realty.  The loan is a revolving demand loan secured by the assets of Dundee Realty at the interest rate of a Canadian chartered bank’s prime lending rate plus 1%.  As of December 31, 2008, the outstanding amount of the loan was $60.1 million including interest accruals and other related business transactions.

In connection with the reorganization of Dundee Realty, Dundee Corp. loaned $36.4 million to Dundee Realty.  The loan is secured by the assets of Dundee Realty, bears interest at 6.26% per annum and matures on December 31, 2011, subject to earlier prepayment at the option of Dundee Realty.  The Company also holds Class B Preferred Shares of Dundee Realty, with a redemption value of $47.8 million.  In addition, as described above under “Business of the Company - Real Estate - Dundee Realty - Prior Restructuring of Dundee Realty”, the minority shareholder of Dundee Realty has the right to increase its percentage ownership of Dundee Realty from 25% at present to 30% over a six year period commencing in 2007 at a cost of approximately $10.7 million.  During 2008, the minority shareholder of Dundee Realty increased its percentage ownership to 25%.

Dundee Realty conducts its real estate activities through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of certain unincorporated joint ventures in the amount of $9.9 million as at December 31, 2008.  In the event of a default of a joint venture partner, the Company will be entitled to satisfy any outstanding obligations with the share of the assets held by its joint venture partners.

Dundee Corporation
Annual Information Form

SHAREHOLDERS’ AGREEMENT IN RESPECT OF DUNDEE REALTY

The Company has entered into a shareholders’ agreement with the non-controlling shareholder of Dundee Realty pursuant to which the Company has agreed to repurchase the interest of the non-controlling shareholder in certain circumstances at fair market value at the time of purchase.

PURCHASE OF THE DUNDEE MERCHANT BANK

Effective as of June 5, 2008, the Cayman Islands Monetary Authority approved the Company’s purchase of all of the shares of The Dundee Merchant Bank (formerly, The Dundee Bank), a bank regulated by the Cayman Island Monetary Authority, from DundeeWealth for an aggregate purchase price equal to its book value of $1.1 million.

TRADEMARKS

The Company is the owner of the trademarks used in the operation of the business of DundeeWealth.  DundeeWealth and its operating subsidiaries license these trademarks under a master trademark license agreement with the Company, which provides for use of the trademarks on a non-exclusive basis with no set term.  Licensed trademarks include, among others, DundeeWealth™, Dynamic™, Dynamic Value™, Dynamic Power™, Dynamic Focus+™, Dundee Securities™, Dundee Private Investors™ and Dundee Resources™.  Pursuant to the master trademark license agreement, licensees may enter into arrangements for the sublicensing of the trademarks to third parties, in each case subject to the prior approval of the Company.  The trademarks are important elements in differentiating the Company’s brand, products and services from those of competitors and in marketing such products and services.

RISK FACTORS

The risks faced by the Company are described in the Company’s 2008 MD&A under “Managing Risk” which is available on SEDAR at www.sedar.com, and is incorporated herein by reference.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or any shareholder holding, on record or beneficially, directly or indirectly, more than 10% of the outstanding Subordinate Voting Shares or Common Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect the Company other than as set out under “Business of the Company” and “Relationship Between the Company and Certain Related Parties” and “Recent Developments”.

MATERIAL CONTRACTS

Other than contracts eligible for the ordinary course of business filing exemption, the only material contracts entered into by the Company in the year ended December 31, 2008 or on or after January 1, 2002 which remain in effect are as follows:

1.
the 5.85% Trust Indenture dated June 22, 2005 between the Company, certain subsidiaries of the Company, and Computershare Trust Company of Canada, described under “Description of Share Capital - Debentures - 5.85% Exchangeable Unsecured Subordinated Debentures”;

2.
Underwriting Agreement dated June 6, 2005 between the Company and CIBC World Markets Inc, Scotia Capital Inc., Dundee Securities, RBC Dominion Securities Inc., TD Securities Inc, GMP Securities Ltd., HSBC Securities Inc., Sprott Securities Inc. and Trilon Securities Corporation and

Dundee Corporation
Annual Information Form

2.
Amending Agreement dated June 7, 2005 between the Company and CIBC World Markets Inc, Scotia Capital Inc., Dundee Securities, RBC Dominion Securities Inc., TD Securities Inc, GMP Securities Ltd., HSBC Securities Inc., Sprott Securities Inc. and Trilon Securities Corporation;

3.
Underwriting Agreement dated June 14, 2006 between the Company and Scotia Capital Inc., CIBC World Markets Inc., Dundee Securities, RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc. and GMP Securities LP; and

4.	Shareholders’ Agreement made as of September 28, 2007 between the Company, Dundee Capital Corporation and Scotiabank.

Copies of the above material contracts are available for inspection on SEDAR at www.sedar.com.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc., Toronto, Ontario.

EXPERTS

The financial statements for the financial year ended December 31, 2008, have been audited by PricewaterhouseCoopers LLP, the Company’s auditors who are independent in accordance with the auditors’ rules of professional conduct in Canada.

AUDIT COMMITTEE

COMPOSITION OF AUDIT COMMITTEE

As at December 31, 2008, the audit committee of the directors of the Company (the “Audit Committee”) was composed of the following persons:

K. Barry Sparks (Chair)
Normand Beauchamp
Garth MacRae
Robert McLeish
Ellis Jacob

The directors of the Company have determined that each of the members of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees.  Financial literacy is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

The education and experience of each Audit Committee member that is relevant to such member’s responsibilities as a member of the Audit Committee are set out below:

K. Barry Sparks

Barry Sparks, B. Comm., FICB, has served as a director of the Company since April 1993.  Mr. Sparks commenced his career in corporate finance with the Royal Bank of Canada where he served until 1984,

Dundee Corporation
Annual Information Form

leaving as Vice President, Government and Business, Ontario.  Since then he has provided corporate advice and management services through several companies.  Mr. Sparks is President of Torvan Capital Group which, during 2005, became a division of Ashley Park Enterprises Inc.  Mr. Sparks is also President and a director of Cencotech Inc.  Mr. Sparks has been the chief financial officer of a private Canadian operating corporation for the past 18 years and has served as the Chair of the Company’s Audit Committee since 1998.

Normand Beauchamp

Normand Beauchamp has served as a director of the Company since its inception in October 1991.  Since 1960, he has been active in different areas of the Canadian broadcasting industry, operating and developing radio and television stations and networks.  In 1985, he acquired Radiomutuel Inc., a publicly traded communications company, and became President, Chairman and Chief Executive Officer.  Mr. Beauchamp is now President of Capital NDSL Inc., an investment company, and is also a director of Astral Media Inc. and a trustee of BTB Real Estate Investment Trust.

Garth MacRae

Garth MacRae, Chartered Accountant, has served as a director of the Company since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004.  Mr. MacRae has also served as a director of DundeeWealth since its inception in November 1998 and is currently Chair of the DundeeWealth Audit Committee.  Mr. MacRae has over 18 years of public accounting experience and has held executive positions with Hudson Bay Mining, Brinco Limited and Denison Mines Limited.  Mr. MacRae is currently a director and member of the audit committee of Breakwater Resources Ltd., Dundee Precious Metals Inc., Eurogas Corporation, GeneNews Limited, Torque Energy Inc. and Uranium Participation Corporation.

Robert McLeish

Robert McLeish, B. Comm. and CFA, has served as a director of the Company since March 2002.  Mr. McLeish is a consultant who has over 37 years of experience in the investment business and retired as Vice Chairman and director of Merrill Lynch Canada Inc.  Mr. McLeish has been a member of various committees of The Toronto Stock Exchange, including the Conflicts of Interest Committee, and is currently a director of Airboss of America Corp. and Welton Energy Corporation and is also a former director of the Juvenile Diabetes Research Foundation.  Mr. McLeish is lead director of DundeeWealth.

Ellis Jacob

Ellis Jacob, FCA, CMA, MBA, has served as a director of the company since June 2008.  Mr. Jacob has 22 years of experience in the motion picture exhibition industry, and is President and Chief Executive Officer of Cineplex Entertainment.  Prior to the acquisition of Famous Players and the creation of Cineplex Entertainment, he was President and Chief Executive Officer of Cineplex Galaxy LP.  In 1999 he co-founded Galaxy Entertainment Inc.  Mr. Jacob has been a member of several company boards and audit committees and holds an MBA from the Schulich School of Business and is an FCA and CMA.

AUDIT COMMITTEE CHARTER

The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s charter, the full text of which is attached as Appendix “A” hereto.

Dundee Corporation
Annual Information Form

PRE-APPROVAL POLICY

In November 2003, the directors of the Company, upon the recommendation of the Audit Committee, approved a formal policy which provides for the pre-approval by the Audit Committee or one of its members of all permitted non-audit services to be performed by the external auditor of the Company.  Requests for pre-approval for permitted non-audit services are considered by the Audit Committee at its regularly scheduled meetings and by the Chair of the Audit Committee between Audit Committee meetings, in which case, such matters are subsequently reported thereon at the next scheduled Audit Committee meeting.  Since the implementation of this policy, all permitted non-audit services have been pre-approved in accordance with the provisions of the policy.

EXTERNAL AUDITOR SERVICE FEES

During 2008 and 2007, the Company (and its subsidiaries that were audited by the Company’s external auditor) paid the following fees to the Company’s external auditors, for the following fee categories:

Fee Category	2008 ($)	2007 ($)

Audit Fees	2,472,575	2,599,500
Audit-Related Fees	363,750	389,760
Tax Services Fees	449,744	307,781
Other Fees	Nil	42,074
	3,286,069	3,339,115

Audit Fees

Audit fees include all fees paid to the Company’s external auditor for the audit of the Company’s consolidated financial statements and other required statutory/regulatory audits and filings of the Company and certain of its subsidiaries.

Audit-Related Fees

Audit-related fees include all fees paid to the Company’s external auditor for audit-related services including the review of the Company’s interim financial statements, preparation and/or review of certain filings with Canadian securities regulators, including comfort and consent letters, and accounting consultations on matters addressed during the audit and interim reviews.

Tax Services Fees

Tax services fees include all fees paid to the Company’s external auditor for tax-related advice including tax return preparation and/or review and tax planning advice.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s management information circular for its most recent annual meeting of shareholders.  Additional financial information is provided in the Company’s audited consolidated comparative financial statements and notes to the audited consolidated financial statements and the Company’s 2008 MD&A.  Additional information relating to the Company has been filed with the securities regulators in Canada and may be accessed at www.sedar.com.

Dundee Corporation
Annual Information Form

DUNDEE CORPORATION - ANNUAL INFORMATION FORM

APPENDIX A

AUDIT COMMITTEE CHARTER

ORGANIZATION

This Charter governs the operations of the Audit Committee.  The Board of Directors shall appoint an Audit Committee (the “Committee”) of at least three members, consisting entirely of independent directors of the Board, and shall designate one member as chairperson or delegate the authority to designate a chairperson to the Committee.  For purposes hereof, members shall be considered independent as long as they satisfy all of the independence requirements for Board Members as set forth in the applicable stock exchange listing and securities commission standards.

Each member of the Committee shall be financially literate, or become financially literate within a reasonable period of time, and at least one member shall be an “audit committee financial expert,” as defined by SEC rules, as applicable to foreign private issuers.

The Committee shall meet at least quarterly in addition to a meeting for audit planning purposes.  The Committee shall meet separately and periodically with management and with the independent auditors.  The Committee shall report regularly to the Board of Directors with respect to its activities.

PURPOSE

The purpose of the Committee shall be to:

•
Provide assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence; and

•	Provide the Audit Committee report that Canadian securities laws require to be included in the Company’s AIF.

The Committee shall retain and compensate such outside legal, accounting or other advisors, as it considers necessary in discharging its oversight role.

In fulfilling its purpose, it is the responsibility of the Committee to maintain free and open communication between the Committee, independent auditors, and management of the Company, and to determine that all parties are aware of their responsibilities.

Duties and Responsibilities

The Committee has the responsibilities and powers set forth in this Charter. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements, for the appropriateness of the accounting principles and reporting policies that are used by the Company and for implementing and maintaining internal control over financial reporting.  The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements. The Company’s internal auditor will report to the Chief Financial Officer on a day to day basis but will also have a direct reporting line to the Committee.  The Committee shall approve the internal auditor’s mandate which shall be reviewed annually.

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The Company believes that, in carrying out the Committee’s responsibilities, its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances.  The Committee will take appropriate actions to set the overall corporate “tone” for quality financial reporting and ethical behaviour.

The following shall be the principal duties and responsibilities of the Committee.  These are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

•	The Committee shall be responsible to advise the Board, for the Board’s recommendation to shareholders, in respect of the appointment, compensation and retention of the independent auditors;

•
The Committee shall be directly responsible for the oversight of the work of the independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the listed issuer, and the independent auditors must report directly to the Committee;

•
At least annually, the Committee shall obtain and review a report by the independent auditors describing: (i) the firm’s internal quality control processes; (ii) sanctions made by any government or professional authorities, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditors and the Company (to assess the auditors’ independence);

•
After reviewing the foregoing report and the independent auditors’ work throughout the year, and after receiving written confirmation from the auditors declaring their independence, the Committee shall evaluate the auditors’ qualifications, performance and independence.  Such evaluation shall include the review and evaluation of the lead partner of the independent auditors and take into account the opinions of management and the Company’s personnel responsible for the internal audit function;

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The Committee shall determine that the independent audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers;

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The Committee shall pre-approve all audit and non-audit services provided by the independent auditors and shall only engage the independent auditors to perform non-audit services permitted by law or regulation.  The Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting;

•	The Committee shall discuss with the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and compensation;

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The Committee shall regularly review with the independent auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the independent auditors’ activities or access to requested information, and management’s response.  The Committee shall review any accounting adjustments that were noted or proposed by the auditors but were “passed” (as immaterial or otherwise); any communications between the audit team and the audit firm’s national office relating to problems or difficulties encountered with respect to significant auditing or accounting issues; and any “management” or “internal control” letter issued, or proposed to be issued, by the audit firm to the Company;

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The Committee shall review and approve the quarterly financial statements, for submission to the Board of Directors, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, with management and the independent auditors prior to the filing of the Company’s Quarterly Report.  Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally

Dundee Corporation
Annual Information Form

•	accepted auditing standards. The Committee shall discuss and review with management the quarterly certification process;

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The Committee shall review and recommend approval of the annual audited financial statements, to the Board of Directors, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, with management and the independent auditors prior to the filing of the Company’s financial statements and Management’s Discussion and Analysis.  The Committee’s review of the financial statements shall include: (i) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any specific remedial actions adopted in light of material control deficiencies; (ii) discussions with management and the independent auditors regarding significant financial reporting issues and judgments made in connection with the preparation of the financial statements and the reasonableness of those judgments; (iii) consideration of the effect of regulatory accounting initiatives, as well as off-balance sheet structures on the financial statements; (iv) consideration of the judgment of both management and the independent auditors about the quality of accounting principles; and (v) the clarity of the disclosures in the financial statements.  Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under professional standards.  The Committee shall discuss and review with management the annual certification process;

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The Committee shall receive and review a report from the independent auditors, prior to the filing of the Company’s Annual Report, on all critical accounting policies and practices of the Company; all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the independent auditors; and other material written communications between the independent auditors and management;

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The Committee shall review and approve all related party transactions not in the ordinary course of business in the absence of a special committee of the Board of Directors designated for such function;

•	The Committee shall review earnings press releases for recommendation to the Board;

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The Committee shall discuss with management and the independent auditors the adequacy and effectiveness of internal control over financial reporting, including any significant deficiencies or material weaknesses identified by management of the Company in respect of the Sarbanes-Oxley, SEC and Canadian securities law requirements, including any proposed securities laws;

•	The Committee shall review with management the Company’s compliance systems with respect to legal and regulatory requirements;

•	The Committee shall review periodically with management the risk of fraud with respect to the organization and the controls in place to manage those risks;

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The Committee shall ensure that the Company establish appropriate policies and procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

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The Committee shall ensure that the Company has in effect clear hiring policies for employees or former employees of the independent auditors that meet Canadian independence standards and the SEC regulations, as applicable to foreign private issuers, and stock exchange listing standards;

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The Committee shall, with the assistance of management, determine the appropriate funding needed by the Committee for payment of: (1) compensation to the independent audit firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the

Dundee Corporation
Annual Information Form

Company; (2) compensation to any advisors employed by the Committee; and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties;

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To the extent the Company maintains an internal audit function, the Committee shall meet with the internal auditors, discuss the overall scope and plans for the internal audit function, including approval of its mandate, and discuss the adequacy and effectiveness of internal control with the internal auditors;

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The Committee shall ensure that the policies established pursuant to the Charter are communicated and to the best of its ability shall ensure that they are implemented by the audit committees of subsidiary companies where appropriate and the Committee shall ensure that the necessary follow-up is undertaken with such other audit committees;

•	The Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively; and

•	The Committee shall review and reassess the Charter at least annually and obtain the approval of the Board of Directors.

Dundee Corporation
Annual Information Form